Form 20-F
period 1997-12-31
ELSAG BAILEY PROCESS AUTOMATION N V
filed 1998-05-19
CIK 913060

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------

                                    FORM 20-F

             / / REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR
                   (g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
                /x/ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                  For the Fiscal Year Ended: December 31, 1997

                                     1-12398
                            (Commission file number)
                            ------------------------

                      ELSAG BAILEY PROCESS AUTOMATION N.V.
             (Exact name of registrant as specified in its charter)
                            ------------------------
                                   Netherlands
                 (Jurisdiction of incorporation or organization)

                               World Trade Center
                             Schiphol Boulevard 157
                           1118 BG Luchthaven Schiphol
                                 The Netherlands
                    (Address of principal executive offices)

     Securities registered or to be registered pursuant to Section 12(b) of the
Act:

   Title of each class             Name of each exchange on which registered
   -------------------             -----------------------------------------
  Common Shares with a                     New York Stock Exchange
par value of NLG 1.00 each

                            ------------------------

     Securities registered or to be registered pursuant to Section 12(g) of the
Act:

                                      None
                                (Title of Class)
                            ------------------------

        Securities for which there is a reporting obligation pursuant to
                          Section 15(d) of the Act:

                                      None
                                (Title of Class)
                            ------------------------


     Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

                            29,201,981 Common Shares

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                 Yes _X_ No ___

     Indicate by check mark which financial statement item the registrant has elected to follow.

                            Item 17_____ Item 18 _X_

                                                  TABLE OF CONTENTS

                                                                                                                  Page
PART I
         ITEM 1.       Description of Business                                                                       1
                            General                                                                                  1
                            Process Automation Solutions                                                             1
                            Strategic Acquisitions                                                                   3
                            Industry Overview                                                                        3
                            Company's Position Within the Industry                                                   4
                            Company's Business Strategy                                                              5
                            System and Product Offerings                                                             6
                            Industries Served                                                                       10
                            Geographic Markets                                                                      11
                            Research and Development                                                                13
                            Sales and Marketing                                                                     14
                            Employees                                                                               14
                            Patents, Trademarks and Licenses                                                        15
                            Competition                                                                             15
                            Risk Factors Relating to the Company and Cautionary Statement                           16
                            Pursuant to Safe Harbor Provisions of the Private Securities Litigation
                            Reform Act of 1995
         ITEM 2        Description of Property                                                                      23
         ITEM 3        Legal Proceedings                                                                            25
         ITEM 4        Control of Registrant                                                                        27

         ITEM 5        Nature of Trading Market                                                                     28
         ITEM 6        Exchange Controls and Other Limitations Affecting Security Holders                           28
         ITEM 7        Taxation                                                                                     28
                            The Netherlands                                                                         29
                            United States of America                                                                31
         ITEM 8        Selected Consolidated Financial Data                                                         32
         ITEM 9        Management's Discussion and Analysis of Financial Condition and                              35
                       Results of Operations
         ITEM 9A       Quantitative and Qualitative Disclosures About Market Risk                                   35
         ITEM 10       Directors and Officers of Registrant                                                         38
         ITEM 11       Compensation of Directors and Officers                                                       39
         ITEM 12       Options to Purchase Securities from Registrant or Subsidiaries                               39
         ITEM 13       Interest of Management in Certain Transactions                                               39

PART II
         ITEM 14       Description of Securities to be Registered                                                   41

PART III
         ITEM 15       Defaults Upon Senior Securities                                                              41
         ITEM 16       Changes in Securities and Changes in Security for Registered Securities                      41

PART IV
         ITEM 17       Financial Statements                                                                         41
         ITEM 18       Financial Statements                                                                         41
         ITEM 19       Financial Statements and Exhibits                                                            42

                                     PART I

Item 1.  Description of Business

                                    BUSINESS

General

     Elsag Bailey Process Automation N.V. (together with its subsidiaries, the "Company") is a leading worldwide supplier of automation solutions and technologies serving the continuous process and semi-continuous (batch) manufacturing process industries. The Company's main lines of business are:

     process automation systems, which include traditional distributed control systems integrating hardware and software products for the control and automation of process manufacturing facilities, as well as process automation systems integrateable with enterprise management applications such as financial and resource planning, in each case including related professional services;

     instrumentation products, which monitor, measure and control process variables such as flow, pressure, level and temperature; and

     analytical products, which measure the chemical and physical properties of liquids, gases and other process materials.

     The Company operates globally with more than 40 operating units in 25 countries, with a majority of the Company's sales to North America and Germany.

     The Company serves customers primarily in the electric power, chemical, pharmaceutical, petrochemical, oil and gas, metals and minerals, pulp and paper, water and wastewater, food and beverage and other process industries. The Company believes it is the leading supplier of process automation systems to the electric power industry in the United States, Canada, Japan and certain countries in Europe. In addition, the Company believes it is the world's largest (based on revenues) provider of analytical products and of gas chromatographs, temperature measurement products and magnetic flow meters. The Company has developed a large worldwide installed base of process automation systems and products from which it has traditionally derived a significant portion of its revenue through the sale of additional products and systems, upgrades, enhancements, replacement parts and associated services.

Process Automation Solutions

     The Company's objective is to be a "one-stop-shop" global supplier of process automation solutions. Accordingly, the Company offers systems that range from control of a single variable to software intensive plant wide and enterprise wide systems, including a broad range of process instrumentation and analytical products as well as related professional services, all configured to best serve a customer's automation requirements. The Company's technologies benefit its customers through improved cost, quality, efficiency, safety and regulatory and environmental compliance.

     Process Automation Systems. The Company's largest (based on contribution to revenue) and most rapidly evolving product line is its process automation systems through which the Company has become a global provider of automation solutions. The Company's process automation systems offerings consist of integrated hardware and software components which can operate with the Company's measurement and control products. These real-time, reliable process automation systems can control a single variable or thousands of interrelated variables such as temperature, pressure, flow and product quality, typically found in complex manufacturing environments. In continuous and batch manufacturing processes, frequent and accurate measurements of key process variables are essential to achieving predictable product quality and cost, process efficiency and regulatory compliance. The Company supplies its systems to a wide range of customers on two compatible platforms: Symphony (large-and-medium-sized systems) and Freelance 2000 (smaller systems).*

     o    Symphony Enterprise Management System. The Company has announced the introduction of its Symphony Enterprise Management and Control System to meet the increasing demand of its customers for integration of traditional physical process controls with higher level business management and production control functions, such as finance, manufacturing execution and enterprise resource planning. Symphony is being introduced in stages with shipments of certain components having begun in mid-1997. The Company believes that as additional Symphony system components and services are introduced, Symphony will be a state-of-the-art, "next generation" process automation platform. Symphony is intended both to consolidate the Company's diverse process automation offerings into a single compatible product line while maintaining forward and backward compatibility with installed systems and to provide significant new functionality offering full scale integration of a customer's manufacturing process into an entire enterprise management system. The Company has formal strategic alliances with applications software suppliers, including IBM, Microsoft, Hewlett Packard and Aspen Technology, to enable it to provide a fuller range of enterprise management solutions.

     o Freelance 2000/Symphony Solo Systems. The Company introduced its Freelance 2000 compact control system globally in 1995 to provide a cost-efficient automation solution for smaller, less complex applications. While complementing the Company's larger systems, Freelance 2000 is also competitive with simpler programmable logic controllers ("PLCs") requiring a customized link to a PC as it allows systems integrators and do-it-yourself customers to implement automation solutions with minimal assistance from the Company. In addition to being a stand-alone system, Freelance 2000 can be integrated into Symphony system configurations and thereby provide customers with the ability to expand into the Company's largest system. The Company's soon-to-be announced Symphony Solo system which is based on Freelance 2000 will be integrated on a plug-in basis. Freelance 2000 is sold to customers such as the chemical, pharmaceutical, food and water and wastewater industries, users of small industrial boilers and smaller industrial plants.

The Company's business requires professional services to analyze and design systems and applications and to configure, test, install and maintain complex system configurations including increasingly sophisticated products. Such services become more important in view of the trend to more broadly integrated, and even enterprise wide, systems as exemplified by the Company's Symphony platform. Most professional services are provided to customers through the Company's sales of systems and products.

     Instrumentation Products. The Company's broad line of field and control room instruments measure, indicate and control process variables such as flow, pressure, differential pressure, level and temperature. The Company's instrumentation products include a variety of "smart" devices which contain "on-board" micro-processor-based electronics that permit utility functions and advanced calculations to be carried out in the field, thus providing faster response time. The Company has recently introduced new in-line mass flow meter products to supplement its leadership in magnetic flow meters as well as a new line of smaller, configurable temperature measurement devices to build on its existing leadership in temperature measurement products. The Company's instrumentation products are sold across the range of the Company's customers both on a stand-alone basis to customers such as municipalities and the processing industries and as components of process automation systems sold to customers generally.

--------
* SYMPHONY(TM), SYMPHONY SOLO(TM), FREELANCE 2000(TM), ADVANCE OPTIMA(R), ADVANCE MAXUM(TM), NETWORK 90(R), INFI 90(R) OPEN(TM), CONTRONIC(R), DCI SYSTEM SIX(R), RANGER(R), MICRO DCI(TM), PROTRONIC(R), TOTALFLOW(R), CONTRANS I(R), BAILEY(R), TBI BAILEY(TM), H&B(R) and SENSYCON(R) are trademarks of the Company.

     Analytical Products. The Company offers a broad line of products for the chemical and physical analysis of liquid, gas and other process streams. These products include continuous gas analyzers, spectrometers and gas chromatographs. The Company believes that it is the world's largest supplier (in terms of revenues) of process analytical products. These analytical devices, which may be integrated with automation and control systems, contribute to improvements in plant operations by providing precise, sample-based measurement of process compounds. The Company's new Advance Maxum process gas chromatograph and its Advance Optima gas analysis system are integrated platforms which standardize key modular elements that reduce cost and improve ease of use and maintenance. These products are sold as systems components or directly to customers, primarily chemical and petrochemical companies, laboratories and research institutions.

Strategic Acquisitions

     Since 1990, the Company has pursued a strategy of becoming a "one-stop shop" full automation supplier to the process industries. In implementing this strategy, the Company has made several significant strategic acquisitions aimed at strengthening its position in key industrial and geographic markets and enhancing its product offering and technology base. In August 1994, the Company acquired Fischer & Porter Company ("F&P"), a leading supplier of flow measurement, panel-mounted controller products and process control systems. The Company's largest strategic acquisition was its January 1996 acquisition of the Hartmann & Braun group of companies ("H&B"), a leading supplier of analytical, instrumentation and process automation systems. The acquisition provided the Company with H&B's broad product offerings and technologies, its strong presence in Europe, particularly in Germany, and its market-leading position in analytical products, which complemented the Company's geographic and industrial capabilities.

     Since the H&B acquisition, the Company has focused on integrating the operations of H&B with those of the rest of the Company, including the assets of Elsag Bailey Automazione Processi S.p.A. (the "Italian Licensee") which the Company purchased from Finmeccanica S.p.A. ("Finmeccanica") in December, 1996. The Company has completed its initial integration plan, but various adverse factors affecting H&B, including the continued softness of the German economy generally and a slowdown in investment by the European, and particularly the German, electric power sector as well as a fall-off in large orders which were traditionally a significant component of H&B's business, has caused the Company to adopt further measures to rationalize the business of H&B. The Company has also accelerated its program of divesting non-core businesses and assets, including the following recently completed sales: Fluid Data, an analytical business overlapping that of H&B; its ultraviolet disinfection and chlorination product lines; its 23% investment in Impact Systems, Inc., a NASDAQ quoted company with which the Company will have a continuing strategic alliance for pulp and paper automation systems; various facilities including its $18 million sale and partial leaseback of a facility in Pennsylvania and smaller facilities in the Netherlands and South Africa.

Industry Overview

     The process automation market includes process automation systems, control instrumentation and analytical products for the measurement and control of continuous and batch processes. Systems serving today's process automation market requirements are generally based on computer and communications hardware and software technologies which are significantly enhanced to meet the real-time and high reliability needs of industrial automation applications. System components are physically distributed throughout a plant or across multiple plant sites, and are linked by high speed digital communications to operation centers. From these centers operators may observe and directly interact with a single control variable, a "unit" operation, groups of units, a whole plant-site or multiple plant-sites.

     The worldwide reach of customers' operations, and their requirement for fully integrated information systems has increased the need to provide customers with complete solutions, encompassing process control systems, instrumentation devices and advanced software applications that ultimately tie in with enterprise level functions such as resource planning and finance. Process automation customers are demanding more sophisticated solutions to provide enhanced productivity and cost savings while at the same time improving product quality in their manufacturing operations. Process control decisions are increasingly made in the field by smarter instrumentation, thereby increasing speed and freeing operation center processors for higher level functions. Additionally, in light of the rapid pace of technological development, customers are seeking open systems compatible with different vendors' products and services representing a wide range of computer hardware platforms and third party software. These customers are increasingly seeking to outsource responsibilities for tasks that are not part of their core competencies and, as a result, they are looking to process automation suppliers for assistance in engineering their plants and optimizing their processes. In addition, environmental regulations in the United States, such as those issued under the Clean Air Act, and in other countries have increased the demand for process automation both for more detailed information regarding emissions and for control strategies that improve regulatory compliance.

Company's Position Within the Industry

     Within its industry, the Company believes that it is well placed as a global supplier of automation solutions by virtue of a number of factors, including the following:

     o Worldwide Market Position. The Company is a leading worldwide supplier of a broad line of process automation systems and instrumentation products and, the Company believes, the world leader in sales of temperature measurement products and magnetic flow meters as well as analytical products. In addition, the Company has a strong market position in certain specific industries such as electric power, and certain specific products such as magnetic flow meters and gas chromatographs. The Company has gained its competitive position through a number of strategic acquisitions, technologically-advanced products, wide distribution of its manufacturing, engineering and sales efforts through more than 40 local companies in more than 25 countries and strong customer relations.

     o Recurring Revenues from Installed Base. The Company has historically derived a significant portion of its revenues from the sale to existing customers of additional products and systems as well as upgrades, enhancements, replacement parts and maintenance and other services. The Company designs its systems with both "forward and backward" compatibility to enable its customers to acquire advanced functionality and technology in an evolutionary manner, thereby extending the useful life of a customer's initial investment and making it more attractive for customers to buy incremental upgrades and enhancements.

     o Solutions Capabilities. Pursuant to its strategy of being a "one-stop-shop" supplier of process automation solutions, the Company offers a broad range of products and professional services in each of its lines of business, including a full range of systems from the smallest, controlling a single variable, to the largest multi-plant, enterprise wide systems. In addition, the Company has strategic alliances with a number of applications software and hardware suppliers such as IBM, Microsoft, Hewlett Packard and Aspen Technology to increase the integration and marketability of the Company's Symphony offerings with such suppliers' products. While the Company is well known for its large scale systems for major industrial processes and its medium sized systems for batch processing and other applications, its Freelance 2000 systems, which compete with PLCs and PCS for use in smaller applications, competitively address a substantial market of water and wastewater treatment, small chemical and pharmaceutical plants and users of small boilers.

     o Diversity of Revenue Base. The Company's revenue base is widely diversified by geographic region, industries served and product line. The market served by the Company is worldwide, including the Americas, Germany, the rest of Europe, the Middle East and East Asia. The

          Company sells systems, instrumentation and analytical products and offers related professional services to customers in the electric power industry, the basic and special chemical, petrochemical and pharmaceutical industries, the oil and gas industry and other process industries such as metals, mining, cement, pulp and paper and food and beverage.

     o Market Recognition and Reputation for Quality. The Company has achieved a market leadership position principally on the basis of the quality, price and reliability of its products and services, and its applications expertise derived from its experience and knowledge of its customers' industrial processes, as well as its ongoing service and training relationships with customers. The Company's established brands in their respective markets include Bailey, Hartmann & Braun, Bomem, Applied Automation, Fischer & Porter and Sensycon. The Company's principal facilities have achieved ISO 9001 certification. The Company expects its new Symphony and Advance Maxum offerings to enhance the Company's established reputation and market recognition.

     o Strategic Alliances. The Company has established strategic alliance agreements with a number of large global customers , including, among others, Boise Cascade, Detroit Edison, DuPont, Georgia Pacific, LTV Steel, Daimler-Benz and Hoechst. These strategic alliance agreements are cooperative agreements that increase the Company's contact with its customers and its ability to apply effectively it products and services to the customers' process automation requirements. The Company's strategic alliance agreements have generated substantial revenue while helping to limit the Company's marketing costs.

     o Extensive Worldwide Sales and Service Organization. The Company has developed an extensive worldwide sales and marketing network to carry out its delivery of process automation solutions. Each of the Company's local operating units employs a direct sales force and utilizes sales and project engineers to market and sell the Company's systems, as well as certain instrumentation, analytical devices and services, within the local market. The Company also aggressively markets its products through an international network of over 50 sales representatives and distributors. The Company has 24-hour-a-day service support, including its German-based SIRIUS computer system which makes remote configuration and diagnosis of a system available online, and intends to establish a similar service center in Wickliffe, Ohio.

Company's Business Strategy

     The Company's business strategy includes the following key elements:


     o Exploit Global Presence as an Integrated Process Automation Solutions Provider. The Company's strategy remains one of being a global "one-stop-shop" supplier of process automation solutions that range from systems for small dedicated manufacturing processes to plant-wide and multi-plant site configurations, and include a broad offering of instrumentation and analytical products. The Company plans to maintain a leading position in the electric power market in the United States and in various European and Asian markets to be in a position to capitalize on the anticipated turnaround of those markets. The Company believes that Symphony represents a significant advance in process automation technology, and will continue its focus on marketing Symphony as a solution provider for customers worldwide. Symphony is also easily integrated with Freelance 2000, the Company's compact control system specifically designed to meet the requirements of smaller, less complicated processes. Their compatibility permits Freelance 2000 customers to expand into the Company's Symphony environment and the forthcoming Symphony Solo will extend the downsize scalability of Symphony. By leveraging its integrated "one-stop-shop" product offering as well as its global distribution network, the Company expects to be able to capitalize on a number of growth opportunities, including (i) a growing market for Freelance 2000, (ii) the recently released new analytical products Advance Optima and Advance Maxum, (iii) increased environmental concerns outside the United States, as evidenced by the recent Global Climate Treaty, which are addressed by the Company's analytical offerings, and (iv) the expansion of sales in selected emerging markets, primarily in South America and Asia.

     o Maintain Technical Leadership in Core Product Lines. Consistent with the Company's philosophy of "evolution without obsolescence," the Company will continue to upgrade existing product lines, and its primary technological focus will continue to be the development and implementation of optimal technology for the Symphony and Freelance 2000 product lines, including through the Company's development of the fully integrated Symphony Solo version of Freelance 2000. Management believes that growth in customer demand for technologically advanced integrated systems will require it to focus on development of increasingly sophisticated software and hardware. Accordingly, the Company intends to continue to devote a significant amount of its resources to research and development as a primary means of developing new products and systems as well as integrating, enhancing and upgrading its existing product lines.

     o Continue Improvements in Operating Efficiencies. The Company is committed to the optimization of its facilities and employment levels. The Company has already taken major steps to reduce employment levels, particularly in high labor cost countries such as Germany, divest peripheral businesses such as its recent sale of Fluid Data's overlapping analytical business and the Company's ultraviolet disinfection and chlorination business and more efficiently employ its facilities as with its recent sale and partial leaseback of a facility in Pennsylvania. The Company expects to rationalize its operations further to reduce costs. Integration of the Company's product lines, exploiting synergies between operating units and global employment reductions should result in increased efficiencies. The Company plans to further decrease operating costs by seeking lower prices for its materials through global sourcing as well as outsourcing to other service providers non-key functions. The Company will continue to pursue strategic alliances with key customers to generate more revenue while reducing marketing costs. Also, the Company intends to realize cost savings by integrating its product distribution network in Europe, standardizing its management information systems, and pooling its research and development activities, as well as certain engineering and service efforts.

System and Product Offerings

     The Company derives its revenues principally from the sale of process automation systems and related professional services, instrumentation and analytical products. The following table sets forth the percentage of the Company's bookings for 1996 and 1997 for each of its product lines (products and services sold as parts of systems being included within systems bookings).


                           BOOKINGS BY PRODUCT LINE

                                                    1996                  1997
                                                    ----                  ----
Process Automation Systems                           60%                   57%
Instrumentation Products                             27%                   29%
Analytical Products                                  13%                   14%


     Process Automation Systems

     The Company was an early leader in distributed control systems technology, introducing its Bailey Network 90 and H&B Contronic systems product lines in the early 1980's. The Company's newest systems product lines, introduced in 1995 and 1997 respectively, are the Freelance 2000 and Symphony Enterprise Management and Control System. Symphony Solo is to be introduced in 1998. Symphony represents a significant extension to and enhancement of the Company's more traditional system product offerings, which include the Company's large INFI 90 Open and Contronic S systems, its mid-range DCI System Six, and its smaller Freelance 2000 and Micro DCI systems. The Company's systems integrate instrumentation, computer and communications hardware, and applications software developed and manufactured by the Company as well as by third parties. A focus on open control systems has led to the development of specific features and functions which permit the Company's systems and products to communicate and work together with third party automation systems.

     Reinforcing the Company's strategy of "evolution without obsolescence," the Symphony system is a "next generation" process automation system platform which will consolidate the Company's diverse systems offerings into one common comprehensive system platform to provide enterprise management and control and increase functionality. Symphony will also enable the Company's substantial installed base of different large and medium sized system platforms to merge into a common enterprise automation platform. The four principal areas of Symphony in which new or enhanced components and services will be released from time to time are Plant Management and Control (networking, communications), Area Management Control (controllers, input-output interfaces), Engineering, Operation and Maintenance Tools (tools to configure and operate the system) and Human System Interface (consoles and related products).

     The Company's Freelance 2000 is a compact control system designed to exploit the growing market for control systems for smaller, less complicated processes. Target customers are small chemical and pharmaceutical plants, the water and wastewater industry, the food and beverage industry and users of small boilers. The Company expects Freelance 2000 to address the "PLC plus PC" market, where labor intensive systems integration is typically required to tie standard PLCs together with PC-based human interface and applications. The Freelance 2000 system can either be sold on a stand-alone basis or can be applied as an integrated part of a Symphony Enterprise Management System. This integration, which will be announced in 1998 as Symphony Solo, will extend downsize scalability to offer a competitive solution to the Company's systems' customers.

     The least expensive and simplest to deploy of the Company's control system products are the Micro DCI and Protronic which are used for less complicated processes. These lines of panel mounted controllers provide single loop control for stand-alone applications where networked solutions are typically not required.

     As part of its systems product portfolio, the Company provides market-specific application solutions. For example, the Ranger suite of software products is an energy management system ("EMS") and supervisory control and data acquisition ("SCADA") solution for the power distribution market. The Company also provides advanced turbine control hardware and software. Together, these solutions augment the systems, instrumentation and analytical products of the Company to provide a broad range of supply for the global power generation market.

     An increasing focus of the Company's professional service activities is the integration of its traditional process controls with business management and economic controls and other production automation systems such as finance, manufacturing execution and management decision support systems. The Company has developed a design capable of integrating such enterprise level solutions into its Symphony system's architecture, an architecture which can encompass a customer's entire business enterprise. By tightly linking the use of process and manufacturing data with business management and analysis systems, the Company helps its customers to achieve greater manufacturing flexibility, improved productivity, enhanced financial performance and greater cost controls. For example, as part of this strategy, from 1995 to 1997 the Company: entered into supply arrangements with Digital Equipment and Hewlett-Packard for workstation, server and networking technologies; entered into a licensing agreement with Intuitive Technology Corporation for network connectivity software; entered into a cooperation agreement with SAP A.G. to develop interfaces between the Company's systems and modules of SAP's R3 software system; entered into a licensing agreement with Fulcrum Technologies Inc. to support client-server text retrieval; and expanded an alliance with Aspen Technologies for data management and multi-variable control software. Complementing its research and development in the information technology field, the Company has pursued, and intends to continue to pursue, strategic agreements with a number of third-party application software suppliers to enable it to provide a full range of enterprise management and control solutions.

     The Company is developing systems support centers in Europe, the Americas and the Asia/Pacific region to deliver a unified approach to its solutions business. In Germany, for example, the Service Division of H&B consists of the respective local organization and the "Service Center Europe," a Frankfurt-based organization which houses central service professionals, the call entry center, repair facilities and a parts warehouse. A similar service center is also being planned for Wickliffe, Ohio.

     As part of its professional services, the Company provides a variety of applications software packages and implementation services which assist customers in meeting application-specific requirements and demands by government regulators for environmental compliance and documentation. Such software and service packages are designed to be compatible with the Company's systems and instrumentation products.


     Instrumentation Products

     The Company offers a broad line of field and control room instruments marketed under the Bailey-Fisher & Porter, TBI Bailey, Sensycon and Hartmann & Braun names. These include devices to measure, indicate and control process variables such as flow, pressure, differential pressure, level, temperature, pH and conductivity. The Company's instrumentation product offering includes a variety of "smart" devices which contain "on-board" microprocessor-based electronics. These devices permit utility functions and advanced calculations to be carried out in the field providing faster response time. "Smart" utility functions such as diagnostics, troubleshooting, calibration, configuration, signal conditioning and linearization (conversion of basic signals to meaningful information) are performed remotely via digital communication with the process controller, reducing the need for field site visits by technicians. Advanced calculation of values such as flow, level, pressure and temperature is conducted by the "on-board" microprocessor, streamlining communications with the host system. These products are sold both on a stand-alone basis and as components of process automation systems.

     Flow Measurement Products. The Company believes it is a leading supplier of magnetic flow meters in the European and North American markets. Flow measurement products include devices based on electromagnetics, Coriolis flow, vortex shedding and other principles which accurately indicate the flow of process liquids, gases or steam, complemented by specialized products for measuring flows in partially filled pipes, precision dosing and dispensing systems and products which measure flow based on the energy content of natural gas and other hydrocarbon products. The Company has recently introduced a new state of the art, in-line Coriolis mass flow meter line.

     Temperature Measurement. The Company's wide range of temperature measurement products includes temperature element sensors, and transmitters as well as signal conditioning equipment, intelligent instruments and a sensor-head temperature transmitter, enabling it to provide a complete measurement product range. The Company has recently introduced a new line of smaller, configurable head-mounted temperature devices. The Company believes it is a leading supplier of temperature measurement products. The temperature measurement line includes both integrated and stand-alone sensors for process fluids and gases, boilers and furnaces, exhaust streams and moving equipment.

     Controllers. The Company's controller offerings cover the entire process control spectrum from simple PLC solutions to high level programmable process control stations. All of these controllers can interface with the Company's process automation systems.

     Totalflow. The Company believes it is a market leader in the United States with its systems (including instruments) for gas quantity measurement, and has initiated actions to penetrate markets in Europe, the Middle East and Southeast Asia.

     Process Interface/Signal Conditioning. Contrans I, a process interface based on advanced technology, provides a complete signal conversion product family.

     Pressure Transmitters. The Company manufactures a broad range of both smart and conventional devices, developed jointly by its U.S., German and French units, to varied international standards. With the acquisition of H&B, the Company has become a market leader in Germany and a major supplier in Europe of pressure and differential pressure transmitters. These pressure transmitters are designed to be reliable for different process applications under extreme conditions.

     Final Control Elements. These devices include electric, pneumatic, smart and conventional positioners and actuators which provide remote indication and positioning of valves and dampers. The Company's "smart" final control elements feature intelligent, on-board electronics which perform more functions directly at the process level. Control valves are marketed by the Company under a strategic business agreement with Valtek International, a subsidiary of The Duriron Company.

     Liquid Analysers. The Company's liquid analysis products permit monitoring and control of pH, conductivity and oxidation/reduction potential of process liquids, utilizing solid-state electronics and highly-durable sensors for long service life.

     Recorders and Indicators. The Company provides a broad line of recorders and indicators to the process industries. These include line, point and video advanced graphical devices, including both paper and paperless units.


     Analytical Products

     By virtue of recent acquisitions, particularly that of H&B, the Company offers a broad, well-established line of products for the chemical and physical analysis of liquid, gas and other process streams. These products include continuous gas analyzers, spectrometers and gas chromatographs. The Company's combustion analysis products monitor the efficiency of combustion processes whether burning coal, oil, or natural gas, and determine the constituents of flue gas discharge. The Company believes that collectively, these technologies make it the world's largest supplier of process analytical products. These analytical devices, which may be integrated with DCSs and other control systems, contribute to improvements in plant operation by providing precise, sample-based measurement of process compounds.

     The Company has analytical systems integration capability and considers itself a leader in the field of multi-component analyzers. The Company is equally committed to providing remote service capabilities. For over a decade the Company has been offering communication capabilities that allow each analyzer in a system to intercommunicate freely and to supply data to a central maintenance point.

     The chemical and petrochemical industries constitute the primary market for the Company's analytical products and the Company also has significant sales to the power generation and metals and minerals industries. In addition, the Company also provides a broad range of analytical devices for the research and laboratory markets, including products for raw material identification, tools for analysis of polyatomic molecules, and systems for monitoring the composition and equality of molten metals.

     Continuous Analyzers. Continuous analyzers have historically been the core of the analytical product offering, sold mainly to the power generation, chemical and metals and minerals industries in Europe, but now also in the U.S. and Asia. Continuous analyzer products include infrared, oxygen, thermal conductivity, ultraviolet and Flame Ionizing Detector (FID) analyzers. In 1996, the Company introduced the Advance Optima system, a modular integrated platform which standardizes the engineering control electronics and user interface for multi-component measurement applications. Advance Optima can reduce costs by permitting as many as six product-specific analysis modules to be operated and controlled from a standard central interface.

     Chromatographs. Chromatographs are used in the hydrocarbon processing industry to determine the chemical composition of feed stock and process liquids. In January 1998, the Company introduced its Advance Maxum gas chromatograph, a completely modular system which can separate and identify process chemical compounds in concentrations as low as the parts-per-billion range. The Company believes it is a world leader in the chromatograph market, with a significant customer base in the United States.

     FTIR Analyzers. The Company's technologies for Fourier Transform Infrared ("FTIR") spectroscopy can provide simultaneous analysis of up to 30 process components through advanced optical measurement technologies. FTIR technology was traditionally used primarily for laboratory analyzers. The Company now offers products for other uses such as the new FTIR octane analyzer, which measures the octane content of blended gasoline more accurately than previous methods. By combining the analyzer with gas chromatographs and control systems, the Company has the capability to supply a complete blending control package to oil and gas customers.


Industries Served

     The following table sets forth the percentage of the Company's bookings for 1996 and 1997 attributable to each of the primary industry groups it serves.


                          BOOKINGS BY INDUSTRY GROUP

                                                   1996                   1997
                                                   ----                   ----
Electric Power                                      28%                    29%
Chemicals/Pharmaceuticals                           16%                    17%
Oil and Gas                                         13%                    13%
Other                                               43%                    41%


     Electric Power. The Company is the leading supplier of process automation equipment to the electric power industry in major markets throughout the world, including the United States, Canada, Japan and various countries in Europe. The Company's product offering includes controls and enhancements which help utilities achieve maximum efficiency from gas and steam turbines as well as steam generators used in electric power generation, and energy management systems which help balance production of electric power with transmission and distribution across utility grids. In addition, the Company offers a broad range of field and control room instruments and analyzers for emission monitoring designed for conventional power plants, combined cycle plants, nuclear plants and industrial boilers.

     The electric utility market is undergoing a dramatic restructuring on a global basis as local power monopolies are giving way to diverse energy networks and consortia. While new investment has been adversely affected by this trend, the Company believes that the resulting competition will increase the value of optimizing production and realizing cost-saving controls. In addition, these changes are requiring more advanced automation for transmission and distribution, as power is bought, sold, and traded among multiple utilities, and then delivered through third-party networks.

     Chemicals, Pharmaceuticals and Petrochemicals. The Company's advanced processor modules and operator console platforms permit effective control and monitoring of complex processes for the pharmaceutical and chemical industries where strict product specifications and a high degree of quality control are required. The Company's process control systems also provide the control, measurement and documentation necessary to comply with strict environmental and regulatory requirements. Along with advanced control strategies geared to specific processes, the Company's offerings also include a wide range of "recipe-based" equipment and software for automated batch processing, bringing flexibility to chemical plants where a few basic ingredients may yield hundreds of different end products. These systems facilitate quick product changeover by archiving data on raw materials, formulations, and production configurations as repeatable "recipes." The Company also provides broad lines of analytical solutions and instrumentation products to these industries.

     Oil and Gas. The Company's capabilities in this industry relate primarily to off-shore oil and gas production around the world. These capabilities include a high degree of security for its engineered systems, including redundant configuration of key control components, system checking and error-detection techniques, and communications networks which isolate the control of specific process areas in the event of an emergency. The Company has also developed specialized control strategies for the distillation and blending of gasoline and related products, intended to maximize the yield of marketable end products. The Company also offers products that control the use by multiple suppliers of common distribution channels, such as pipelines and tankers. The Company's first large Symphony order was for a complex tank farm and oil distribution center in Abu Dhabi. The Company's acquisition of H&B further enhanced the Company's capabilities in this industry by providing, in addition to systems and instrumentation, analytical products for the management of such processes as gasoline blending, octane analysis, catalytic reformers and the control of natural gas quality and BTU content.

     Other Process Industries. In the metals and ceramics industries, applications of the Company's products include processing operations for aluminum, copper and other non-ferrous metals. The Company also supplies numerous systems for the manufacture of cement which encompass crushing, mixing, kiln operation and packaging steps. Related projects in the mining and ore processing industries include controls for operations such as pelletizing, smelting, bleaching and precious metal recovery. In the iron and steel industries, the Company provides products, systems and services for applications including blast and reheat furnaces, continuous casters, annealing and electrogalvanizing operations. The Company also offers advanced controls and software for more than 50 distinct paper-making processes, capitalizing not only on concerns for cost and quality but also on the increased environmental awareness of this global industry. The Company also offers millwide automation and quality related controls for high speed paper machines.

     The Company's capabilities for batch processing are of particular significance in the food and beverage market. Recipe-oriented controls permit the user to manufacture variations within a family of food or beverage products, such as beer, soft drinks and processed food products, with minimal reconfiguration of plant equipment or manual intervention. Additional capabilities include food and beverage applications such as sugar refining and fermentation processes. The Company also provides products, systems and services to the water and wastewater treatment industry.

Geographic Markets

     The Company operates globally through four principal regional divisions:
Americas, Germany, Asia Pacific and Europe/Rest of World. In response to the need for more local executive management, in 1997 the Company internally restructured its four principal regions (Americas, Germany, Rest of Europe and Asia/Pacific) to better address local market needs. In each principal region, as well as the principal country markets within them, the Company sells systems, instrumentation and analytical products and offers related professional services. The Company operates through more than 40 local operating companies, located in 25 countries around the world. The local units are managed and staffed by professionals native to their respective market and provide local support and service. Core manufacturing is performed on a regional basis, notably at units in Germany, the United States, Italy, Canada, Japan, France and Singapore. Components are provided by the manufacturing sites to the local operating units which provide assembly, configuration and professional services.

     The following table sets forth the percentage of the Company's bookings for 1996 and 1997 attributable to systems, products and services destined for each of the Company's four principal regional markets.


                        BOOKINGS BY GEOGRAPHIC REGION
                                                    1996                  1997
                                                    ----                  ----

Americas                                             28%                   33%
Germany                                              28%                   23%
Asia Pacific                                         13%                   15%
Europe/Rest of World                                 31%                   29%

     Americas. Principal industries served by the Company's U.S. operating units focus on serving U.S. customers in the electric utility, chemical and pharmaceutical, oil and gas, municipal, pulp and paper and food and beverage industries.

     The Company is a leading supplier of process control systems in Canada and has developed a strong export business, particularly to Latin America and Southeast Asia. The Bomem subsidiary of the Company also provides continuous analyzers (the core analytic product offering now enhanced by the Advance Optima standard central interface) as well as Fourier Transform Infrared analyzers (simultaneous analysis of up to 30 process components through optical measurement technologies) and chromatographs (determine chemical composition), both principally sold to the hydrocarbon processing industry including, for use as a complete blending control package by oil and gas customers.

     The Company's Brazilian and Venezuelan operating units primarily serve their respective countries' large oil and gas industries. The Mexican operating unit serves a Bailey installed base which dates back to 1958. Recent projects in the Americas include controls for the power generation, chemical/petrochemical, paper, steel and sugar industries.

     Germany. With the acquisition of F&P and H&B, the Company significantly expanded its operations in the important German market. The primary industries served in Germany are the electric power generation, chemical and petrochemical, pharmaceutical, steel, cement, oil and gas and food and beverage industries.

     Asia/Pacific. In view of the geographical size of this region and to improve its focus on critical markets within Asia/Pacific, the Company has divided the region into two main areas: North Asia, comprised of China, Japan, Korea and Taiwan; and South Asia, comprised of Southeast Asia, the Indian Subcontinent and Australia.

     The Company has been active in the Japanese market since 1952 and established a Japanese joint venture in 1971. This joint venture has a large share of Japan's utility boiler control market and has completed a number of large projects for export to Southeast Asia and the Middle East. The Company has been active in the Chinese market for more than 20 years and established a joint venture in the People's Republic of China in 1989. Principal customers in China are electric utilities and the glass, cement and steel industries.

     In South Asia the Company has operations in Australia (established in 1969) and Singapore (established in 1992), as well as joint ventures in India (established in 1992) and Thailand (established in 1997). The Company's sales in the region are principally to customers in the electric utility and petrochemical industries. See "Risk Factors--Sales to East Asia."

     Europe/Rest of World. Within Europe (other than Germany), the Company has extensive operations in Italy where it recently expanded its presence by acquiring its prior licensee, and where the Company enjoys a major market presence in the electric utility industry. The Company's French operations manufacture and sell process transmitters both for the domestic and export markets. The French operations also sell the Company's systems, instrumentation and analytical products to customers in the electric utility, food and beverage, metals and ceramics industries. The Company's U.K. operations have undertaken major utility and off-shore projects in the People's Republic of China, Korea, Indonesia and the Middle East. The Company's Norwegian subsidiary operates throughout Scandinavia, with revenue generated principally from the off-shore oil and gas production market, including several significant ongoing projects in the North Sea region. In Eastern Europe the Company has subsidiaries in Russia, Poland and the Czech Republic principally serving the energy and chemical industries in these emerging markets.

     Sales in the Middle East are principally to the oil and gas industry and desalinization projects. Large systems sales are a primary focus of this market, as well as products specifically designed for the oil and gas and petrochemical industries. In South Africa, the Company's subsidiary sells systems and products to customers in a variety of industries.

Research and Development

     The Company coordinates its technology portfolio through the activities of its three strategic centers: systems, instrumentation and analytical. Each center is responsible for coordinating product management and R&D resources and managing R&D activities in its area. Each center also manages its OEM and strategic partner alliances with third party suppliers. In addition, the centers cooperate on such shared objectives as connectivity and interoperability between and among their respective products. The systems center operates five major and five minor R&D centers located in the United States, Canada, Germany, Italy, Japan and France. The instrumentation center operates R&D centers located in the United States, Canada, Germany, Japan and France. The analytical center operates R&D centers in the United States, Canada, and Germany.

     The current focus of the Company's research and development activities is the continued enhancement and evolution of each of its systems, instrumentation and analytical products, evolving them to their respective "next generation" technologies, all in support of the Company's "one-stop-shop" and enterprise management goals. In this regard, the Company intends to sustain its research and development spending to support the evolution of its product lines into the Symphony system architecture. Likewise, the Freelance 2000 platform continues to receive ongoing research and development support. This approach is intended to yield increasing integration of the Company's product lines, resulting in fewer products, more focused research and development, increased manufacturing efficiencies, and improved product marketing and engineering practices.

     For the years ended December 31, 1997, 1996 and 1995, respectively, the Company's expenditures for research and development were $62.3 million, $66.2 million and $27.0 million, representing 4.1%, 4.1% and 3.2% of total revenues, respectively. The 1997 amount excludes $5.4 million of restructuring costs associated with terminated personnel. The 1996 amount excludes a $56.8 million non-cash charge for in-process research and development purchased in connection with the H&B acquisition and $6.3 million restructuring and integration costs associated with terminated personnel in connection with the acquisition. In addition, the Company capitalized software development costs of $15.2 million, $9.3 million and $5.9 million in the years ended December 31, 1997, 1996 and 1995, respectively.

Sales and Marketing

     The Company markets and sells systems, instrumentation and analytical devices and services worldwide. Each of the Company's local operating units markets and sells the Company's systems plus certain instrumentation and analytical devices and services within its own local market, typically the home country of the operating unit, through a direct sales force. The principal portion of a larger system is assembled and staged for customer acceptance prior to delivery under the direction of a project management function at each unit's head office. Freelance 2000 systems are sold to end-users and to value-added resellers such as systems integrators. The Company utilizes independent distributors principally for sales of certain instrumentation products and for sales of analytical devices to certain industries.

     Each local operating unit employs sales, marketing and technical personnel who provide client support throughout system installation, startup, commissioning and aftermarket service. Sales by an operating unit outside of its home country are coordinated by international sales centers located in the United States, Germany, Italy and Singapore. The Company and its local operating units utilize sales, marketing and technical support personnel (including sales engineers and project engineers) to carry out the Company's sales and marketing activities.

     The Company also maintains a network of over 50 international sales representatives and distributors throughout the world in local markets in which the Company does not directly operate.

Employees

     As of March 25, 1998, the Company had approximately 11,360 employees worldwide. The Company's employees are located in the following geographic markets:

         Americas...........................................    3,965
         Germany............................................    4,455
         Asia/Pacific.......................................      760

         Europe/Rest of World...............................    2,180

     After the acquisitions of H&B in January 1996 and of Finmeccanica's process automation business in Italy in December 1996, the Company undertook the process of restructuring and integrating these operations into its own. This process included a workforce reduction of approximately 2,300 employees worldwide through 1997. The Company believes approximately 650 additional employees will be terminated before the end of 1998.

     Approximately 95% of the Company's German workforce is compensated in accordance with agreements between various regional employer associations and IG Metall, the union of metal and electric workers. These agreements are negotiated annually. The German workforce covered by collective bargaining agreements participates in a separate pension plan which is in addition to the plan which covers those employees whose employment is not subject to collective bargaining. Both plans provide monthly benefits, determined on the basis of the employee's length of service, with vesting after 10 years of service. As permitted under German law, such plans are unfunded. Workforce reductions following the acquisition of H&B included reducing the workforce in Germany through March 31, 1998 by in excess of 1,600 employees. Reconciliation agreements were reached with all of the workers' councils at the plants affected by the first round of restructuring.

     In the United States, approximately 480 of the Company's employees are members of two recognized bargaining units of the United Auto Workers ("UAW"), of which 226 are located at the Elsag Bailey, Inc. facility in Wickliffe, Ohio, and 253 are located at the Bailey-Fischer & Porter facility in Warminster, Pennsylvania. The employees in Ohio are covered by a bargaining agreement which expires on November 7, 1998. The bargaining agreement covering the Warminster employees expires on April 30, 1999. Relations with the UAW have been generally satisfactory with no days lost to strikes for the past ten years. Employees of the Company's operating units in France, Italy and Mexico are covered by certain national and regional collective bargaining agreements. The employees of the Japanese operating unit are members of an independent bargaining unit covering only that company's employees, which is not affiliated with any national Japanese labor union. Overall, the Company believes that its relations with its workforce are satisfactory.

Patents, Trademarks and Licenses

     As of March 31, 1998, the Company owned 212 U.S. patents and 591 non-U.S. patents and had additional 44 U.S. patent applications and 398 non-U.S. patent applications pending. The Company also relies on a combination of trade secret and other intellectual property law, nondisclosure agreements and other protective measures to establish and protect its proprietary rights in certain of its products. As of March 31, 1998, the Company had 57 U.S. trademark registrations and 1,731 non-U.S. registrations. Additionally, the Company had 41

U.S. trademark applications and 139 non-U.S. applications pending. The names "Bailey," "H&B," "Applied Automation" and "Fischer & Porter" are registered trademarks in the United States and many other countries. The Company intends to continue to seek patents on its inventions used in its products and manufacturing processes. Although in the aggregate its patents are of considerable importance in the operation of its business, it is the opinion of the Company that no patent related to a particular product is of material importance when judged from the standpoint of its total business. The Company protects its rights to its software through its license agreements with its customers.

     The Company believes that due to the rapid pace of technological change in the process control industry, the technical expertise and experience of the Company's personnel, new product development, product performance and market recognition will be factors as important as legal protection of its proprietary information in determining the Company's competitive position. In addition, the laws of some countries do not protect proprietary rights in products and technology to the same extent as do the laws of the United States. Although the Company continues to implement protective measures and intends to defend its proprietary rights vigorously, there can be no assurance that these efforts will be successful.

Competition

     The process automation industry is highly competitive globally and is subject to rapid technological change. There are a number of other companies which manufacture products that compete with all portions of the Company's product line. Competitors include companies which principally specialize in process control equipment, including Fisher-Rosemount, a unit of Emerson Electric Co., the Industrial Automation & Control Division of Honeywell, Inc., Yokogawa Electrical, Johnson Yokogawa Corporation and The Foxboro Company, a unit of Siebe plc, as well as divisions of major companies whose primary activities are in other fields, including Siemens AG, ABB (Asea Brown Boveri Ltd.) and CBS Inc. (the former Westinghouse Electric Corp.) In some specific small-process applications, especially related to the Freelance 2000 business, the Company competes from time to time with niche companies and PLC manufacturers, such as Moore Products, Schneider Automation, a joint venture of Daimler-Benz AG and Schneider S.A., and Allen-Bradley Co., a division of Rockwell International Corp. With respect to sales of most instrumentation devices, competition is extremely fragmented and includes both full-line and specialty suppliers, as well as regional companies such as Endress & Hauser GmbH & Co., GE Fanuc, Eurotherm Controls Ltd. and M.K. Juchheim GmbH & Co. However, with respect to flow meters, the Company's two principal competitors are Krohne Messtechnik GmbH & Co. KG and Endress & Hauser GmbH & Co., each of which has significant financial resources. In addition to full line competitors, a large number of smaller enterprises focused on specific technologies compete in the analytical products market. The Company believes that competition in the process control market will intensify in the future.

     As the software components of systems become increasingly important to customers and as customers seek to integrate systems functionality into other enterprise applications, the Company is facing increasing competition from providers of enterprise software solutions, most of whom are more experienced than the Company at designing, integrating, marketing and selling software. In addition, the Company's traditional competitors have recently begun to acquire software companies which bring new market presence and functionality or specific applications to such competitors.

     The Company competes principally on the basis of quality and reliability, its experience and knowledge of its customers' industrial processes and its related applications expertise, technological innovation, ease of system configuration, product performance, engineering support, availability of after-sale service and customer training, as well as price.

Risk Factors Relating to the Company and Cautionary Statement Pursuant to Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995

     This document contains "forward-looking" statements within the meaning of the federal securities laws of the United States. These forward-looking statements include, among others, statements concerning the Company's outlook for 1998, the financial and technological benefits the Company expects to receive from its newly introduced Symphony enterprise management and control system, and other product introductions, the Company's expected earnings and results, the continued restructuring of the Hartmann & Braun operations and the realization of cost savings therefrom, the effect of foreign currency fluctuations relative to the US Dollar, changes in the Company's rates or basis of income taxation, management's belief as to the outcome of the City of Detroit litigation, the anticipated costs of environmental compliance, market conditions in Europe and Japan, the electric utility market in the U.S., the Company's management of a competitive pricing environment, the Company's utilization of tax assets (particularly in Germany), continued spending on North Sea oil projects, the favorable trend in costs of purchased products and components, cash outlays in connection with employee terminations in 1998 and 1999 and the timing of those terminations, expectations as to near-term cash requirements, the anticipated costs of addressing Year 2000 issues, and any other statements concerning future plans, strategies or anticipated events or matters which are not historical facts. Actual results and performance of the Company could differ materially from those expressed in or implied by these forward-looking statements as a result of a number of known and unknown risks.

     Among the important factors that could prevent the Company form achieving its goals - and cause actual results to differ materially from those expressed in the forward-looking statements - include, but are not limited to, the following risk factors: (i) increased dependence on large system contracts, (ii) adverse economic conditions in the principal industries and geographical areas to which the Company sells, particularly the effect of recent adverse economic developments in East Asia, (iii) changes in market conditions, including the effect of deregulation in the electric power industry, (iv) risk associated with Company's investment and substantial operations outside of the United States, particularly Germany, including those related to the local economic and market conditions, exchange rate fluctuations, local regulatory requirements and political factors, (v) timely introduction and acceptance by the process automation markets of the Company's new Symphony enterprise management and control system and other key product introductions, (vi) the ability of the Company to successfully and timely complete the restructuring of Hartmann & Braun operations, (vii) the effect on the Company's marketing efforts of Finmeccanica's announcement of its intention to dispose of its interest in the Company, (viii) the competitive nature of the industry and potential impact of industry consolidation, (ix) the uncertainties and risks inherent in any litigation to which the Company is a party and lack of assurances of a positive outcome thereupon with particular reference to the City of Detroit litigation,
(x) effects of compliance with the changes in government regulations, with particular reference to environmental regulations, (xi) changes in the Company's rates or basis of income taxation and (xii) the uncertainties and risks associated with resolving Year 2000 issues.

     These and other risks and uncertainties affecting the Company are also discussed in other filings by the Company with the United States Securities and Exchange Commission.

     Uncertainty of Ability to Refinance Balloon Payments on Debt

     The Company is subject to the risks associated with debt refinancing, including the risk that its existing borrowings will not be able to be refinanced at maturity on terms as favorable as the terms of its existing indebtedness, or at all. The Company does not expect to have sufficient funds to make all of the balloon payments of principal when due in January and April 1999. The Company's borrowings may come due sooner in the event of a disposition by Finmeccanica of its interests in the Company. See Item 4. There can be no assurance that the Company will be able to refinance its indebtedness or to otherwise obtain funds by selling assets or by raising equity. The Company's Cofiri Credit is currently supported by a Finmeccanica comfort letter, but there is no assurance that Finmeccanica will continue to provide financial support to the Company to facilitate any refinancing of its balloon indebtedness. See Item 13.

     Restrictions Imposed by Indebtedness

     The Company's syndicated credit agreement, as amended, with Bank of America NT&SA and Merrill Lynch Capital Corporation, as managing agents ("B of A Credit"), which terminates on January 14, 1999, when all amounts then outstanding become due, contains covenants that, among other things and subject to certain exceptions, restrict the ability of the Company to incur additional indebtedness, pay dividends, prepay subordinated indebtedness, dispose of certain assets, enter into sale and leaseback transactions, create liens, make capital expenditures and incur certain investments or acquisitions and otherwise restrict corporate activities. In addition, under the B of A Credit, the Company is required to satisfy various financial covenants. The ability of the Company to comply with such provisions may be affected by events beyond the Company's control. The breach of any of these covenants could result in a default under the B of A Credit and, therefore, the Cofiri Credit and the lenders could elect to declare all amounts borrowed under such credits, together with accrued interest, due and payable. See "Management Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" incorporated by reference from the Company's 1997 Annual Report.

     Competition

     The Company experiences substantial competition in each of its product lines and geographical markets. Many of the Company's competitors have greater financial resources than the Company, and as the industry continues to consolidate, the competitive situation continues to evolve. The principal factors affecting competition include technological proficiency, ease of system configuration, reliability and functionality of hardware and software products, applications expertise, engineering support and local presence, as well as price. The Company believes that competition in the process automation industry will further consolidate and intensify in the future. As the software components of systems become increasingly important to customers and as customers seek to integrate DCS functionality into other enterprise applications, the Company is facing increasing competition from providers of enterprise software solutions, most of which are more experienced than the Company at designing, integrating, marketing and selling software.

     Dependence on Large Systems Contracts

     The Company derives a substantial portion of its revenues from large systems contracts, which makes the Company's operating results more difficult to predict. The attainment of such large orders, which are limited in number and do not necessarily occur at regular intervals, is dependent on a variety of factors, many of which are outside the Company's control. The revenues of the Company would decline in the near term if the Company were unable to offset the impact on its results of operations resulting from the expiration of existing contracts with new bookings of the same magnitude and profitability. There can be no assurance that the Company will be able to obtain such large contracts in the future. The average order size of the Company's bookings has been declining in recent years. A substantial portion of the Company's business is awarded through competitive bidding processes in which the Company agrees to install a large, complex system on a fixed-price basis. As a result of the nature of the competitive bidding process for large contracts, the Company's business is potentially subject to cost overruns from time to time. In addition, revenues and profits from large projects are booked under the percentage of completion method of accounting over an extended period. To the extent the Company's estimates of the percentage of completion of a project in a particular period are impacted by adverse events in a subsequent period, the Company could incur losses on projects that it had previously thought to be profitable.


     Dependence on Certain Industries

     In 1997, 30% of the Company's bookings were attributable to sales to the electric power industry. Demand for large systems from electric utility customers has not increased as anticipated. In addition, competition in sales of large systems to electric utilities has intensified in recent periods. Many of the other industries served by the Company, such as the pulp and paper, offshore oil drilling and municipal industries, have in the past been, and are likely in the future to be, subject to substantial cyclicality. This cyclicality may in turn materially impact the Company's bookings and results of operations, particularly as customers in these industries reduce capital expenditures, and delay ordering the Company's products, in anticipation of potential economic downturns or reductions in demand, or in response to economic uncertainty.

     Operations Outside of the United States

     The Company has substantial operations outside of the United States. As a result, a significant portion of the Company's assets and operations are located, and a more significant portion of the Company's revenues are derived from operations, outside of the United States and particularly in Germany. The Company's operations may be affected by economic, political and governmental conditions in the countries where the Company has manufacturing facilities and where its products are marketed, conditions which could, among other things, result in restrictions being imposed on the operations of the Company.

     Concentration of Operations in Germany

     Historically, a significant portion of H&B's bookings were derived from Germany, where the majority of its operations are located. The Company's operations are therefore materially affected by economic, political and competitive conditions prevailing in Germany. Prior to its January 1996 acquisition by the Company, H&B's results of operations, and subsequently the Company's results of operations, have been negatively affected by economic, political and competitive conditions in Germany and economic conditions affecting the sectors of the German industry to which H&B sold, and the Company sells, its products. These conditions have continued in 1996 and 1997, reducing demand for the Company's products, and there can be no assurance that these conditions will improve. German labor costs, corporate taxes and employee benefit expenses are higher and weekly working hours are shorter as compared to most of the other countries in the European Union and the United States, resulting in higher costs of doing business. In addition, there can be no assurance that H&B's ownership by a non-German corporation will not adversely impact H&B's ability to compete successfully in the future in selling to those German customers who have in the past shown a preference for purchasing systems and products from German suppliers.

     Sales to East Asia

     The Company's future operating results will depend in part on the general economic conditions in East Asia, a region in which the Company had anticipated further growth, primarily focused on China. In this regard, while Japan's economy continues to be weak, several East Asian countries including Korea, Malaysia, Thailand and Indonesia have recently experienced significant economic downturns and significant declines in the value of their currencies relative to the U.S. Dollar. Although it can be anticipated that infrastructure projects and other investments which utilize or might utilize the Company's products may be canceled, suspended or delayed, the Company is unable to predict what effect, if any, the current and future economic conditions of such countries will have on its ability to maintain or increase its sales in their markets.

     Risk of Foreign Exchange Rate Fluctuations; Introduction of the Euro

     The Consolidated Financial Statements of the Company are prepared in United States dollars, but a substantial portion of its revenues and costs are denominated in currencies other than United States dollars. In particular, the H&B acquisition results in a greater percentage of the Company's sales being denominated in Deutsche Marks, increasing the Company's exposure to fluctuations of both revenues and expenses due to the translation of local currencies, including Deutsche Marks, to United States dollars. In recent years the Company's revenues and earnings have been adversely affected by the increased strength of the United States Dollar relative to the Deutsche Mark and other foreign currencies in which the Company sells its products.

     Stage III of the European Economic and Monetary Union ("Stage III") is presently anticipated to commence on January 1, 1999 for those member states of the European Union that satisfy the convergence criteria set forth in the Treaty on European Union. Part of Stage III is the introduction of a single currency (the "Euro") which will be legal tender in such member states. It is anticipated that such member states will adopt legislation providing specific rules for the introduction of the Euro. The adoption of the Euro will affect the Company and will leave it exposed to fluctuations in exchange rates in a way similar to those currently experienced with fluctuations in exchange rates between U.S. Dollars, Deutsche Marks and other principal European currencies.

     In addition, if the Euro is adopted by the Federal Republic of Germany, it will replace the Deutsche Mark as legal tender in the Federal Republic of Germany, and result in the effective redenomination of a material amount of the Company's indebtedness in Euro.

     Uncertainty of Successful Integration and Restructuring Charges

     The Company acquired H&B at the beginning of 1996, and the Italian Licensee at the end of 1996. The Company's integration efforts and restructuring expenses have, to a substantial degree, involved workforce reductions. A significant portion of the expenses associated with such workforce reductions resulted in a reduction in the Company's net income for 1996 and 1997 and may continue to affect 1998 results. While the Company has expended substantial resources in integrating these operations with its own in an attempt to realize the potential synergies of such acquisitions, there can be no assurance as to the ultimate outcome of the Company's integration plans, as to the ultimate cost of such plans and the impact of such cost on the Company's earnings or as to the timing of any benefits to the Company of the implementation of such plans.

     Fluctuations in Bookings and Financial Results

     The Company's quarterly and annual bookings and financial results have fluctuated in the past and may fluctuate significantly in the future due to a number of factors, including the timing of orders from customers, changes in pricing by the Company or its competitors, new product introductions by the Company or its competitors, changes in the economic and political environments of the countries and industries served by the Company, utilization levels of the Company's manufacturing facilities and personnel, amount and growth in operating expenses, changes in applicable tax rates, changes in product mix of system revenue and changes in foreign currency exchange rates.

     Tax Matters

     The Company is structured as a holding company, conducting its operations through manufacturing and marketing subsidiaries in a large number of jurisdictions. Each of these subsidiaries is subject to taxation in the country in which it has been formed. Certain of the Company's subsidiaries have at various times been granted tax rulings by their taxing jurisdiction, resulting in lower taxes than would otherwise be the case under ordinary tax rates. If these tax incentives are not renewed upon expiration, if applicable tax treaties, rulings or the tax rates applicable to the Company, are rescinded or changed, or if tax authorities successfully challenge the manner in which profits are recognized among the Company's subsidiaries, the Company's taxes would increase and its results of operations and cash flow would be adversely affected. In addition, expansion by the Company of its operations in certain jurisdictions may increase its worldwide effective tax rate.

     Recovery of Certain Assets

     Recoverability of certain long lived assets, including goodwill and other intangibles and deferred tax assets (resulting mainly from the carryforward of net operating losses) depends on future profits and cash flows; if such do not occur, the Company could incur a substantial charge against such net assets. See
Note 13 to the Company's Consolidated Financial Statements incorporated by reference from the Company's 1997 Annual Report to Shareholders.

     Uncertainty of New Product Development

     The Company's future business prospects are dependent on its ability to enhance its existing process automation systems and products and develop and market new offerings that meet changing, increasingly sophisticated, customer needs and industry realignment, that anticipate and respond to technological changes in the process automation market and that achieve market acceptance. The enhancement and development of these products and systems will be subject to all of the risks associated with new product development, including unanticipated delays, expenses, technical problems with software or hardware or other difficulties that could result in the abandonment or substantial change in the commercialization of these enhancements or new offerings. In particular, the failure of the Company to enhance its process automation systems and products in a timely fashion and to keep pace with rapidly developing computer hardware and software technology could cause customers to delay their purchase of the Company's products, or decide not to purchase such products.

     In response to the market's demands for enhanced process automation solutions, the Company announced the introduction of its Symphony systems product line, and has begun offering certain new components in this line. The Company has released certain basic elements of four different technology areas and intends to release additional features in this line, including the integrated Symphony Solo version of Freelance 2000, over time. No assurance can be given that full development of technology areas and additional features will be successfully completed or that these new elements will be accepted in the marketplace. The anticipated release of new products and systems could cause customers to delay purchase decisions for existing products of the Company. There can be no assurance that the Company will not experience delays in the introduction of new systems, products or enhancements, or be successful in developing and marketing, on a timely and cost-effective basis, enhancements or new systems or products, or that any such products, enhancements or applications, including the new system and enhancements recently announced by the Company, will be commercially successful.

     Legal Proceedings, Contract Disputes and Product Liability

     The Company is subject to a number of lawsuits, investigations and claims (some of which involve substantial amounts) arising out of the conduct of its business, including those relating to commercial transactions, government contracts, product liability, and environmental matters. In February 1996, the Company filed a complaint against the City of Detroit alleging that the City had materially breached a $134 million contract to upgrade and replace portions of the Detroit water and wastewater treatment and transmission systems. The City counterclaimed for breach of contract seeking damages for increased costs to the City for the completion of the work under the contract, liquidated damages and reimbursements. The Court thereafter granted motions dismissing certain of the Company's tort counts against the City and the Company's constitutional claims. On January 16, 1998 the Company commenced another action claiming the City breached its Memorandum of Understanding with the Company, which the City has answered and to which it has asserted affirmative defenses. See Item 3 below and
Note 16 to the Consolidated Financial Statements of the Company, incorporated by reference herein from the Company's 1997 Annual Report to Shareholders, for a further description of the litigation.


     The Company's process control systems and instrumentation devices are often used in industrial processes in connection with the production and handling of hazardous and flammable substances or in processes involving extremes of temperatures or pressure. In the event that one of the Company's systems or devices malfunctioned or failed, it is possible that the Company could be liable for substantial monetary damages in excess of its product liability and general liability insurance coverages.

     Environmental Liabilities

     The Company has received inquiries concerning, or has been designated a potentially responsible party by the Environmental Protection Agency in connection with, the cleanup of various off-site locations under the Comprehensive Environmental Response Compensation and Liability Act ("CERCLA"). The Company is still in the process of assessing its involvement and potential exposure relative to the remediation of these sites. The Company is also performing certain remediation activities in New Jersey and may be held responsible, under state law, for costs to remediate contamination of potable wells providing water to a nearby community. See Item 3 below and Note 16 to the Consolidated Financial Statements of the Company, incorporated by reference herein from the Company's 1997 Annual Report to Shareholders.

     The Company will incur capital expenditures in connection with certain environmental matters and will also be required to spend additional amounts in connection with ongoing compliance with current and future laws and regulations. Although capital expenditures for environmental control equipment and compliance costs in future years will depend on legislative, regulatory and technological developments which cannot accurately be predicted at this time, the Company anticipates that these costs are likely to increase as environmental requirements become more stringent. There can be no assurance, however, that environmental costs will not exceed the estimated expenditures.

     Due to the nature of the historical disposal and release activities typical of manufacturing and related operations that have occurred in the United States and other countries, and as a result of United States and foreign laws which now and in the future may impose liability for previously lawful disposal and release activities, future remedial costs not now anticipated may arise in connection with the Company's currently or formerly owned or operated properties and remediation costs may exceed the estimated range.

     Potential Litigation/Liability Related to Year 2000

     The Company's products (including its systems, instrumentation and analytical devices) are used in numerous operating environments. It is likely that, commencing in the Year 2000, the functionality of certain operating environments will be adversely affected when one or more components of the environment is unable to process four-digit characters representing years. Although the Company is taking measures to bring its products into Year 2000 compliance in a timely way, there can be no assurance that such efforts, including those of its suppliers, will be fully successful or that the Company's fully compliant products, if any, will be able to function when integrated with other noncompliant components. The inability of one or more of the Company's products to properly manage and manipulate data related to the Year 2000 could result in a material adverse effect on the Company's business, financial condition and results of operations, including increased warranty costs, customer satisfaction issues and potential lawsuits.

     Even if the Company successfully brings its products into Year 2000 compliance, the Company anticipates that substantial litigation may be brought against vendors of all components of noncompliant operating environments, including the Company. The Company's agreements with its customers typically contain provisions designed to limit the Company's liability for such claims. It is possible, however, that these measures will not provide protection from liability claims, as a result of existing or future federal, state or local laws or ordinances or unfavorable judicial decisions. The Company believes that any such claims, with or without merit, could result in costly litigation (and possible adverse judgment) that could absorb significant management and product development time and potentially result in significant liability to the Company, which could have a material adverse effect on the Company's business, operating results and financial condition.

     The Company is identifying Year 2000 dependencies in the Company's own internal information systems and implementing changes to such systems to make them Year 2000 compliant. While the Company currently expects that the Year 2000 will not pose significant operational problems, delays in the implementation of changes to its internal information systems or a failure to fully identify all Year 2000 dependencies in such systems could result in material adverse consequences, including delays in the delivery or sale of products.

     Software Product Errors or Defects

     Products and systems which incorporate software as complex as those offered by the Company frequently contain errors or defects, especially when first introduced or when new versions or enhancements are released. Despite product testing, the Company's recently introduced products or systems such as components of its Symphony Enterprise Management and Control System may contain defects or software errors and, as a result, the Company may experience delayed or lost revenues during the period required to correct any defects or errors. Any such defects or errors could result in adverse customer reactions, negative publicity regarding the Company and its products, harm to the Company's reputation or loss of or delay in market acceptance, or could require extensive product changes, any of which could have a material adverse effect upon the Company's business, operating results or financial condition.

     No Assurance of Continuing Finmeccanica Support

     Finmeccanica has indicated that it is in the process of considering the possible disposition of its interests in the Company. See Item 4. Historically, as part of the worldwide group of Finmeccanica companies and affiliates, the Company has utilized the resources of Finmeccanica for a significant portion of its capital and financing requirements. Recently Finmeccanica provided a comfort letter to COFIRI to support the Company's $150 million credit facility. In addition, Finmeccanica has guaranteed performance bonds related to the Company's large system contract with the City of Detroit with a value of $134 million and other bonds totaling $94 million. See Item 13. It is uncertain at this time whether Finmeccanica will continue to provide financial or other assistance to the Company.

     Potential Conflicts of Interest

     The Company and Finmeccanica or its affiliates have been and will continue to be parties to material transactions and agreements with one another. See Item
13. Potential conflicts of interest will continue to arise between the Company and Finmeccanica or its affiliates in various circumstances.

     Uncertainty of Protection of Proprietary Information

     The Company relies on a combination of trade secret and other intellectual property law, nondisclosure agreements and other protective measures to establish and protect its proprietary rights in certain of its products. In the aggregate, the Company's patents are of considerable importance in the operation of its business. Without legal protection, competitors may copy information which the Company regards as proprietary to develop products competing with the Company's products. The laws of some countries do not protect proprietary rights in products and technology to the same extent as do the laws of the United States. There can be no assurance that the Company's efforts to implement protective measures and to defend its proprietary rights will be successful.

     Enforceability of Judgments; Effect of Foreign Law

     The Company is a limited liability company organized under the laws of The Netherlands. Most of the directors and executive officers of the Company are non-residents of the United States. All or a substantial portion of the assets of such persons and of the Company are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or the Company or to enforce against them judgments obtained in U.S. courts predicated upon civil liability provisions of the Federal securities laws of the United States.

     The Company has been advised by its legal counsel in The Netherlands, De Brauw Blackstone Westbroek, that the United States and the Netherlands do not currently have a treaty providing for reciprocal recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon U.S. federal securities laws, would not be enforceable in the Netherlands. However, if the party in whose favor such final judgment is rendered brings a new suit in a competent court in the Netherlands such party may submit to a Dutch court the final judgment which has been rendered in the United States. To the extent that the Dutch court finds that the jurisdiction of the federal or state court in the United States has been based on grounds that are intentionally acceptable and that proper legal procedures have been observed, the Dutch court will, in principle, give binding effect to the final judgment which has been rendered in the United States unless such judgment contravenes principles of public policy of the Netherlands.

     Dependence on Key Personnel

     The future success of the Company will be dependent, in part, upon the continued service of the Company's senior management and other key employees. The loss of services of certain of these persons could have a material adverse effect on the Company. In addition, the Company's ability to maintain its competitive position is dependent upon its ability to attract and retain qualified manufacturing, sales and marketing people. See "Management."


Item 2.  Description of Property

     The Company's corporate administration office is located in Schiphol, The Netherlands. The Company operates through numerous facilities worldwide. In the judgment of management, the facilities used by the Company are adequate and suitable for the purposes they serve in light of the Company's current and planned requirements. None of the

Company's material facilities is subject to a mortgage. Certain information about the Company's principal facilities is set forth in the chart below:

                                           Approximate
             Location                    Square Footage    Owned/Leased                     Services
             --------                    --------------    ------------                     --------
Wickliffe, Ohio USA                          534,136         Owned              Administration, Manufacturing,
                                                                                        Sales Support
Williamsport, PA USA                          87,134         Owned                      Manufacturing
Warminster, PA USA                           399,298         Leased             Manufacturing, Administration
Carson City, Nevada USA                       15,000         Leased                     Manufacturing
New Kensington, PA USA                        46,000         Leased               Administration, Assembly,
                                                                                        Manufacturing
Sugar Land, Texas USA                         70,000         Leased               Administration, Assembly,
                                                                                 Manufacturing, Sales Support
Bartlesville, Oklahoma USA                   161,791         Owned                 Administration, Assembly
Naucalpan, Mexico                             25,812         Owned                Administration, Assembly,
                                                                                 Manufacturing, Sales Support

Quebec City, Quebec, Canada                   36,000         Leased                Administration, Assembly
Burlington, Ontario, Canada                  144,000         Leased                Assembly, Sales Support
Downsview, Ontario, Canada                    77,717         Owned              Sales Support, Administrative,
                                                                                   Assembly, Manufacturing
Frankfurt-Praunheim, Germany                  52,239         Owned                 Assembly, Sales Support
Frankfurt-Praunheim, Germany                 164,403         Leased                Assembly, Manufacturing,
                                                                                Administration, Sales Support
Eschborn, Germany                            105,490         Leased             Administration, Sales Support
Leipzig, Germany                             465,393         Owned                Administration, Assembly,
                                                                                 Manufacturing, Sales Support
Minden, Germany                              615,827         Owned                Administration, Assembly,
                                                                                 Manufacturing, Sales Support
Heiligenhaus, Germany                      1,109,786         Owned                Administration, Assembly,
                                                                                 Manufacturing, Sales Support
Alzenau, Germany                             472,802         Owned                Administration, Assembly,
                                                                                 Manufacturing, Sales Support
Hannover, Germany                            494,824         Leased               Administration, Assembly,
                                                                                 Manufacturing, Sales Support
Goettingen, Germany                          382,331         Owned                Administration, Assembly,
                                                                                 Manufacturing, Sales Support
Massy, France                                245,160         Owned                Administration, Assembly,
                                                                                        Manufacturing
Metz, France                                  25,812         Owned                 Assembly, Sales Support
Vienna, Austria                               23,717         Owned             Administration, Assembly, Sales
                                                                                           Support
Delft, The Netherlands                        17,280         Leased            Administration, Assembly, Sales
                                                                                           Support
Johannesburg, South Africa                    13,700         Leased            Administration, Assembly, Sales
                                                                                           Support
Telford, United Kingdom                       66,960         Owned              Administrative, Manufacturing,
                                                                                        Sales Support
Workington, United Kingdom                    54,000         Leased              Manufacturing, Sales Support

                                           Approximate
             Location                    Square Footage    Owned/Leased                     Services
             --------                    --------------    ------------                     --------
Cheadle, United Kingdom                       32,400         Leased             Administrative, Manufacturing,
                                                                                        Sales Support
Bergen, Norway                                43,200         Leased             Administrative, Assembly, Sales
                                                                                           Support
Pero, Italy                                   99,641         Owned              Administrative, Manufacturing,
                                                                                        Sales Support
Genoa, Italy                                 194,400         Leased             Administrative, Manufacturing,
                                                                                        Sales Support
Antwerp, Belgium                              17,280         Owned                 Assembly, Sales Support

Madrid, Spain                                 32,400         Leased             Administrative, Assembly, Sales
                                                                                           Support
Yishun Industrial Park, Sing.                 62,454         Leased             Administration, Assembly, Sales
                                                                                           Support
Beijing, China                                12,960         Owned                Administrative, Assembly,
                                                                                        Manufacturing
Regents Park, Australia                       46,440         Owned              Administration, Assembly, Sales
                                                                                           Support


The Company's facilities which have been certified as compliant with the requirements of International Standard ISO 9001 or 9002 include facilities in Wickliffe, Ohio, Applied Automation, Inc., Bailey Network Management, Electronic Technology Systems, Inc. and Fischer & Porter Company in the United States, H&B AG, Schoppe & Faeser GmbH, Sensycon GmbH and H&B Leipzig GmbH in Germany, H&B France SA in France (instrumentation products only), Bailey Automation PLC Fischer & Porter Limited and H&B Ltd. in England, Bomem, Inc. in Canada, Elsag Bailey Pte. Ltd. in Singapore, Bailey Japan Co., Ltd. in Japan and Elsag Bailey Pty. Ltd. in Australia. The Company has undertaken a program to implement ISO 9001 or higher compliance and certification at its other operating units which assemble systems and instrumentation devices.


Item 3.  Legal Proceedings

     The Company is subject to a number of lawsuits, investigations and claims (some of which involve substantial amounts) arising out of the conduct of its business, including those relating to commercial transactions, government contracts, product liability, and environmental matters.

     The Company provides products and services to customers under long-term systems contracts and the Company has a long history of using the percentage of completion method of accounting for long-term contracts. In connection with such contracts, it is common for the Company to submit change orders and claims. The Company does not consider additional change orders or claims in measuring profitability on a percentage of completion basis unless the additional receipt of funding is considered probable. Anticipated losses on contracts (generally, estimated total contract costs in excess of estimated total contract revenues) are charged to operating income as soon as they are evident.

     In 1992, the Company was awarded a $134 million contract by the City of Detroit ("City") to upgrade and replace substantial portions of the Detroit water and wastewater treatment and transmission systems. As a result of a dispute concerning claims, change orders and other directives by the City, in 1995, the Company and the City began negotiations to consider a fundamental restructuring of the contract. On October 30, 1995, a Memorandum of Understanding ("MOU") was executed by the Company and the City. In early 1996, the City, despite the MOU, announced its intention to hold the Company in default. On February 9, 1996, the Company ceased work under the Detroit contract and commenced legal action, styled Elsag Bailey, Inc. d/b/a Bailey Controls Co. v. City of Detroit, Michigan, Thomas J. DeRiemaker and Westin Engineering, Inc. in the United States District Court for the Eastern District of Michigan (96-70623), against the City of Detroit, an engineering firm retained by the City and the City's project engineer. The complaint alleged that, among other things, the City materially breached the Detroit contract, made cardinal changes to it and made misrepresentations in connection with its negotiation and award. All of the defendants have filed answers and asserted defenses to such complaint. In March of 1997, the Company amended its Complaint to add allegations concerning constitutional and other violations arising from, among other things, the City's default of the Company in June 1996. In addition, the City has a counterclaim against the Company for breach of contract seeking damages for, among other things, increased costs to the City for the completion of the work under the contract, liquidated damages and reimbursement for amounts paid for equipment, software and engineering the City claims are no longer useful to the project. The City's counterclaim also states that a total of approximately $22.4 million has been paid to the Company for equipment, software and engineering services. The City joined American Home Assurance Company, the Company's performance bond surety, as a third party defendant in the litigation. The Company responded to the City's counterclaim and asserted affirmative defenses to it. The Court thereafter granted motions dismissing certain of the Company's tort counts against the City and the Company's constitutional claims. The Court declined to grant motions seeking summary judgment against the Company on certain other motions. On January 16, 1998, the Company commenced an action, styled Elsag Bailey, Inc. d/b/a Bailey Controls Company v. City of Detroit, Michigan, in the United States District Court for the Eastern District of Michigan (98-70259), in which the Company alleges, among other things, that the City breached the MOU. The City answered and asserted affirmative defenses to the complaint. Based on the facts currently known, the Company believes it will prevail in the litigation; however, there can be no assurance of a positive outcome of this dispute. In 1995, the Company estimated a probable range of charges ($12 million to $30 million) for expenses and other costs which might be incurred in the litigation and recorded a charge to cost of sales corresponding to the lower end of the range. At December 31, 1997 and 1996, the Company continues to have an accrual representing the low end of a range of loss estimates as no amount within the range is more likely than another.

     Based on a January 30, 1995 complaint, thirteen former sales representatives and distributors of the Company whose contracts were not renewed at the end of 1994 commenced an arbitration action against the Company before the American Arbitration Association alleging fraud, negligent misrepresentation, unfair competition, tortious interference and other tort claims, and sought compensatory damages in excess of $50 million and punitive damages. The Company has filed an answer and asserted counterclaims for amounts due from the plaintiffs and for trade libel. Based upon the facts currently known to it, the Company believes that it has meritorious defenses to this action and that any outcome of this case will not be material.

     There are numerous other claims and pending legal proceedings that generally involve product liability and employment issues. These cases are, in the opinion of management, ordinary routine matters incidental to the normal business conducted by the Company.

     Environmental Laws and Proceedings

     The Company's operations are subject to environmental regulation by federal, state and local authorities in the United States and regulatory authorities with jurisdiction over its foreign operations. The Company is conducting environmental tests or remedial activities at certain properties which are currently or were formerly owned or operated, including one on the National Priority List pursuant to the Comprehensive Environmental Response Compensation and Liability Act ("CERCLA"). Although additional remediation may be required, to date costs incurred for these remedial activities have not been significant. The Company has received inquiries concerning, or has been designated a potentially responsible party by the Environmental Protection Agency in connection with, the cleanup of various off-site locations under CERCLA. The Company is still in the process of assessing its involvement and potential exposure relative to the remediation of these sites. However, based on the volume and types of waste involved which might be attributable to the Company, it is management's opinion that the financial contribution required will not be material to the Company. The Company is also performing certain remediation activities in New Jersey and may be held responsible, under state law, for costs to remediate contamination of potable wells providing water to a nearby community. While future costs are not currently estimable, costs to date at the New Jersey facility have not been material.


Item 4.  Control of Registrant

     The Company is controlled by Finmeccanica, which owned (directly and indirectly through subsidiaries) 17,813,527 Common Shares, or approximately 61% of the Company's issued and outstanding Common Shares, at March 31, 1998. A subsidiary of Finmeccanica also purchased 1,600,000 shares of Convertible Trust Originated Preferred Securities ("Convertible Preferred Securities") issued by Elsag Bailey Financing Trust on January 2, 1996, representing 27.9% of that class of securities, which securities are convertible into Common Shares of the Company. On a diluted basis, assuming conversion of all outstanding Convertible Preferred Securities, Finmeccanica and its subsidiaries would own 53.4% of the Company's outstanding Common Shares. Finmeccanica is a corporation organized under the laws of Italy which operates principally in the following areas: aeronautics, space, helicopters, defense, transportation, energy, process automation, service automation and industrial automation. Finmeccanica's address is Piazza Monte Grappa, 4, 00195 Rome, Italy and its telephone number is 39-6-324731.

     Finmeccanica, approximately 37.9% of the common shares of which are traded through the Telematic Market (Mercato Telematico) of the Italian Stock Exchange,

is controlled by Istituto per la Ricostruzione Industriale--IRI S.p.A. ("IRI"). IRI is wholly owned by the Ministry of the Treasury of the Republic of Italy. In June 1997, IRI was given the mandate to complete its privatization by selling or otherwise disposing of its holdings over the period through 2001. To the extent some of the assets currently owned by IRI have not been sold or otherwise transferred to third parties by the time IRI is liquidated, IRI has stated that it expects that such assets would be transferred to another entity wholly-owned by the Italian Government.

     The following table sets forth the indicated information, as reflected in the Company's records at March 31, 1998 with respect to each person who owns more than 10% of any class of voting securities of the Company and the total amount of any class of voting securities of the Company owned by the directors and executive officers of the Company as a group.

                                                                          Amount          Percent             Diluted
Identity of Person or Group     Title of Class                            Owned           of Class           Ownership(1)
---------------------------     --------------                            -----           --------           ------------
Finmeccanica S.p.A.             Common Shares                         13,327,546             45.6%              34.9%

Subsidiaries of Finmeccanica    Common Shares                          4,485,981             15.4%              11.8%
(including the Company)         Convertible Preferred Securities       1,600,000             27.9%               0.28%

Directors and Executive         Common Shares                             35,595(2)           0.1%               0.1%
Officers of the Company

--------------

(1)  Assumes conversion of all the Convertible Preferred Securities.

(2) Excludes 106,650 Shares issuable pursuant to currently exercisable options granted under the Company's Stock Incentive Plan. Includes shares owned under the Company's United States and Global Employee Stock Purchase Plans.

     Finmeccanica has stated in its filings with the Securities and Exchange Commission that, in consultation with IRI and Finmeccanica's financial adviser, Merrill Lynch International, Finmeccanica is in the process of considering the possible disposition of its interests in the Company. Finmeccanica further stated that any such disposition could involve the sale of its interests in the Company either alone or together with other assets of Finmeccanica, in a transaction which may or may not include all outstanding Common Shares of the Company and that no assurance can be given as to the form of any such transaction or as to when or whether any such transaction will be consummated.

     In the event of any such disposition, the Company's principal credit facilities become payable on demand. See "Management Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" incorporated by reference from the Company's 1997 Annual Report to Shareholders.


Item 5.  Nature of Trading Market

     The Company's Common Shares have traded on the New York Stock Exchange ("NYSE") since November 19, 1993 under the symbol "EBY". The Company's Common Shares are not traded on any other securities exchange.

     The following are the high and low closing prices of the Company's Common Shares on the NYSE, as reported in the Wall Street Journal:

                  1996                                 High             Low
                  ----                                 ----             ---
         1st Quarter...................................27 5/8           20 1/4
         2nd Quarter.................................. 30               21 1/2
         3rd Quarter...................................26 7/8           20 1/2
         4th Quarter...................................22 3/4           14

                  1997                                 High             Low
                  ----                                 ----             ---
         1st Quarter...................................20 5/8           14 1/2
         2nd Quarter.................................. 19 3/8           13 5/8
         3rd Quarter...................................21 3/4           14 5/8
         4th Quarter...................................19 1/4           14 3/8

     As of March 31, 1998, there were 29,201,981 Common Shares outstanding. As of that date, there were approximately 11.4 million Common Shares held of record in the United States by approximately 250 record holders.


Item 6.  Exchange Controls and Other Limitations Affecting Security Holders

     The Company does not believe that there are any restrictions imposed by Netherlands law on the export or import of capital or which affect the remittance of dividend or other payments to nonresident holders of Common Shares of the Company. There are no limitations imposed by Netherlands law or the Articles of Association of the Company on the rights of holders of Common Shares not resident in The Netherlands to hold or vote Common Shares of the Company.


Item 7.  Taxation

     The following is a summary of certain tax consequences of the acquisition, ownership and disposition of the Common Shares based on tax laws of The Netherlands and the United States as in effect on the date of this Annual Report, and is subject to changes in The Netherlands or United States law, including changes that could have a retroactive effect. The following summary does not take into account or discuss the tax laws of any country other than The Netherlands and the United States, nor does it take into account the individual circumstances of an investor. This summary does not purport to be a complete technical analysis or an examination of all potential tax effects relevant to a decision to purchase the Common Shares and prospective investors in the Common Shares in all jurisdictions are advised to consult their own tax advisers as to The Netherlands, United States or other tax consequences of the purchase, ownership and disposition of the Common Shares.

The Netherlands

     The following summary of The Netherlands tax considerations is based on current Netherlands tax laws as interpreted under officially published case law. The description is limited to the tax implications for an owner of Common Shares who is not, or is not deemed to be, a resident of The Netherlands for purposes of the relevant tax codes (a "non-resident Shareholder" or "Shareholder").

     Dividend Withholding Tax

     General. Dividends distributed by the Company are subject to a withholding tax imposed by The Netherlands at a rate of, generally, 25%. The expression "dividends distributed by the Company" as used herein includes, but is not limited to: (i) distributions in cash or in kind, deemed and constructive distributions and repayments of paid-in capital not recognized for Netherlands dividend withholding tax purposes; (ii) liquidation proceeds, proceeds of redemption of Common Shares or, as a rule, consideration for the repurchase of Common Shares by the Company in excess of the average paid-in capital recognized for Netherlands dividend withholding tax purposes; (iii) the par value of shares issued to a holder of Common Shares or an increase of the par value of Common Shares; as the case may be, to the extent that it does not appear that a contribution, recognized for Netherlands dividend withholding tax purposes, has been made or will be made; and (iv) partial repayment of paid-in capital, recognized for Netherlands dividend withholding tax purposes, if and to the extent that there are net profits (zuivere winst), unless the general meeting of shareholders of the Company has resolved in advance to make such repayment and provided that the par value of the Common Shares concerned has been reduced by an equal amount by way of an amendment of the Articles of Association.

     Generally, no withholding tax applies on the sale or disposition of Common Shares to persons other than the Company and affiliates of the Company.

     A Shareholder can be eligible for a reduction or a refund of Netherlands dividend withholding tax under a tax convention which is in effect between the country of residence of the Shareholder and The Netherlands. The Netherlands has concluded such conventions with, among others, the United States, Canada, Switzerland, Japan, and all member states of the European Union except Portugal. Under all of those conventions, Netherlands dividend withholding tax is generally reduced to 15%.

     Under legislation which became effective on January 1, 1995, the Company will under certain circumstances be allowed to refrain from transferring to The Netherlands tax authorities the full amount of the dividend tax effectively withheld by the Company with respect to dividend distributions made on the Common Shares.

     United States Shareholders. The Tax Convention of December 18, 1992 concluded between The Netherlands and the United States (the "Convention") entered into force on January 1, 1994. Under the Convention, the dividend tax rate on dividends paid by the Company to a resident of the United States (as defined in the Convention) who is entitled to the benefits of the Convention under Article 26 will generally be reduced to 15% pursuant to Article 10 of the Convention. The reduced dividend tax rate, if any, under the Convention may be applied upon payment by the Company of a dividend to a United States Investor provided that such investor has previously filed the appropriate Netherlands tax forms with the Company in accordance with Netherlands regulations under the Convention. Absent the filing of such forms, the Company generally would be required to withhold tax at The Netherlands statutory rate of 25%.

     Consequently, United States Investors should consult their tax advisers with respect to procedures for claiming a reduced withholding rate or for obtaining a refund of excess withholding.

     Under the Convention, dividends paid by the Company to U.S. pension funds and United States exempt organizations may be eligible for an exemption from dividend withholding tax under Article 35 or Article 36 of the Convention.

     Income Tax and Corporate Income Tax

     General. A non-resident Shareholder will not be subject to Netherlands taxes on income or capital gains with respect to dividends distributed by the Company on the Common Shares or with respect to capital gains derived from the sale or disposition of Common Shares in the Company, provided that:

     (a) the non-resident Shareholder does not have an enterprise or an interest in an enterprise that is, in whole or in part, carried on through a permanent establishment or a permanent representative in the Netherlands and to which enterprise or part of an enterprise, as the case may be, the Common Shares are attributable;

     (b) the non-resident Shareholder does not have a substantial interest or a deemed substantial interest in the Company or, if such non-resident Shareholder does have such an interest, it forms part of the assets of an enterprise; and

     (c) the non-resident Shareholder is not entitled to a share in the profits of an enterprise that is effectively managed in The Netherlands other than by way of securities or through an employment contract, the Common Shares being attributable to that enterprise.


     Generally, the Shareholder will not have a substantial interest if he, his spouse, certain other relatives (including foster children) or certain persons sharing his household, do not hold, alone or together, whether directly or indirectly, the ownership of, or certain other rights over, shares representing five per cent or more of the total issued and outstanding capital (or the issued and outstanding capital of any class of shares) of the Company, or rights to acquire shares, whether or not currently issued, that represent at any time (and from time to time) five per cent or more of the total currently issued and outstanding capital (or the currently issued and outstanding capital of any class of shares) of the Company or the ownership of certain profit participating certificates that relate to five per cent or more of the annual profit of the Company and/or to five per cent or more of the liquidation proceeds of the Company. A deemed substantial interest is present if (part of) a substantial interest has been disposed of, or is deemed to have been disposed of, on a non-recognition basis.

     United States Shareholders. Pursuant to the Convention, the gain derived by a U.S. Shareholder who is an individual from an alienation of the Common Shares constituting a substantial interest of the Shareholder in the Company, not effectively connected with a permanent establishment or fixed base of the Shareholder in The Netherlands, is not subject to Netherlands individual income tax, provided that the gain from the alienation of the Common Shares is not derived by an individual Shareholder who has, at any time during the five-year period preceding such alienation, been a resident of The Netherlands and who at the time of the alienation owns, either alone or together with close relatives, at least 25% of any class of shares of the Company.

     Net Wealth Tax

     A non-resident individual Shareholder is not subject to Netherlands net wealth tax with respect to the Common Shares, provided (i) the non-resident Shareholder does not have an enterprise or an interest in an enterprise that is, in whole or in part, carried on through a permanent establishment or a permanent representative in the Netherlands and to which enterprise or part of an enterprise, as the case may be, the Common Shares are attributable, and (ii) the Shareholder is not entitled to a share in the profits of a Netherlands enterprise, other than by way of securities or through an employment contract, the Common Shares being attributable to that enterprise. Corporations are not subject to Netherlands net wealth tax.

     Gift and Inheritance Tax

     No gift, estate or inheritance taxes will arise in the Netherlands with respect to an acquisition of Common Shares by way of a gift by, or on the death of, a non-resident Shareholder, unless; (i) such Shareholder at the time of the gift or at the time of his death had an enterprise or an interest in an enterprise that is or was, in whole or in part, carried on through a permanent establishment or a permanent representative in the Netherlands and to which enterprise or part of an enterprise, as the case may be, the Common Shares are or were attributable; or (ii) in the case of a gift of Common Shares by an individual who at the time of the gift was neither resident nor deemed to be resident in the Netherlands, such individual dies within 180 days after the date of the gift, while being resident or deemed to be resident in the Netherlands.

United States of America

     The following is a summary of certain United States federal income tax considerations arising from the acquisition, ownership and disposition of Common Shares to a person that is a United States holder. For purposes of this summary, the term "United States holder" means a beneficial owner of Common Shares that
(i) is an individual citizen or resident of the United States or a United States corporation and (ii) holds the Common Shares as a capital asset, within the meaning of Section 1221 of the United States Internal Revenue Code of 1986, as amended (the "Code"). This summary is not a complete description of all potential tax consequences to United States holders; in particular, this summary does not address the United States federal income tax treatment of United States holders that may be subject to special tax rules, such as dealers in securities or currencies, financial institutions, life insurance companies, tax-exempt organizations, persons that hold Common Shares as part of a straddle or conversion transaction, persons that have a tax home outside the United States or persons that have a functional currency other than the United States dollar. In addition, this summary does not address the application of other United States taxes, such as the federal estate tax, or state or local tax laws.

     This summary is based upon the current provisions of the Code, and upon regulations, rulings and judicial decisions currently in effect, all of which are subject to change; any such change could apply on a retroactive basis and could affect the tax consequences described herein.

     Each holder is advised to consult its own tax advisor in determining the specific tax consequences to such holder of the acquisition, ownership and disposition of Common Shares, including the application to its particular situation of the tax considerations discussed below, as well as the application of state, local or other tax laws.

     Tax on Dividends. A United States holder receiving a distribution with respect to any Common Shares will be required to include such distribution in gross income as a taxable dividend to the extent such distribution is paid from the Company's current or accumulated earnings and profits (as determined under United States federal income tax law). Taxable dividends will be includible as of the dividend payment date. Distributions in excess of such earnings and profits of the Company will first be treated as a nontaxable return of capital to the extent of the United States holder's adjusted tax basis in the Common Shares and then as gain from the sale or exchange of a capital asset. Dividends received on the Common Shares will not be eligible for the dividends received deduction (allowed to U.S. corporations in respect of dividends received from U.S. corporations). Netherlands withholding tax imposed on dividends paid to a United States holder by the Company generally will be treated as a foreign income tax eligible, subject to certain limitations, for credit against such United States holder's U.S. federal income tax. The amount of such Netherlands withholding tax on dividends which a United States holder may be entitled to claim as a credit against such United States holder`s U.S. federal income tax generally will not exceed the reduced rate, if any, which may be applicable to such United States holder under the Convention, even if the Company would be required to withhold such Netherlands withholding tax on dividends at a higher rate under applicable Netherlands law and regulations. Consequently, United States holders should consult their tax advisers with respect to procedures for claiming a reduced withholding rate or for obtaining a refund of excess withholding, because any amounts withheld in excess of such reduced withholding rate may not be available as foreign tax credits for U.S. federal income tax purposes. See "Taxation--The Netherlands--Dividend Withholding Tax--United States Shareholders" for further discussion of these issues. Additionally, as a result of certain Netherlands legislation which became effective on January 1, 1995, it appears that certain amounts withheld by the Company in respect of payments of certain dividends (generally not exceeding 3% of the gross amount of the dividend distributed by the Company) may not be available as foreign tax credits for U.S. federal income tax purposes.

     Capital Gains Tax. With certain exceptions, gain or loss on the sale or exchange of the Common Shares will be treated as capital gain or loss. Under certain circumstances, capital gains derived by individuals are taxed at preferential rates. Generally, under recently enacted legislation, individuals will be taxed on (i) net capital gains on assets held for more than one year, but not more than 18 months, at a maximum rate of 28 percent and (ii) net capital gains on assets held for more than 18 months at a maximum rate of 20 percent. Subject to certain limited exceptions, capital losses cannot be applied to offset ordinary income for United States federal income tax purposes.

     Non-U.S. Investors. For purposes of this discussion, a Non-U.S. Investor is any corporation, individual, partnership, estate or trust that is, as to the United States, a foreign corporation, a non-resident alien individual, a foreign partnership, or a non-resident fiduciary of a foreign estate or trust.

     An investment in the Common Shares by entities or individuals which are Non-U.S. Investors will not give rise to any U.S. federal income tax consequences, unless the dividends received or any gain recognized on the sale or disposition of the Common Shares by such investors are treated as effectively connected with the conduct of a trade or business in the United States, or, in the case of gains derived by an individual, such individual is present in the United States for 183 days or more during the taxable year of the disposition of the Common Shares and certain other requirements are met.

Item 8.  Selected Consolidated Financial Data

     The following tables set forth certain selected historical consolidated financial data of the Company as of the end of and for each of the five years in the period ended December 31, 1997. Except for certain items under "Other Information," the Selected Consolidated Financial Data as of the end of and for each of the years in the five-year period ended December 31, 1997 are derived from the Company's Consolidated Financial Statements and notes thereto prepared on the basis of United States generally accepted accounting principles ("U.S. GAAP"). The Selected Consolidated Financial Data should be read in conjunction with Item 9 below ("Management's Discussion and Analysis of Financial Condition and Results of Operations") and the Consolidated Financial Statements of the Company included in Item 19(a), each incorporated by reference from the Company's 1997 Annual Report to Shareholders.

                                                                                  Year Ended December 31,
                                                       ----------------------------------------------------------------------------
                                                          1993(1)         1994(2)          1995           1996(3)         1997(4)
                                                       ------------    ------------    ------------    ------------    ------------
                                                                      (In thousands, except share and per share data)
Income Statement Data
Revenues ............................................  $    605,875    $    682,734    $    843,874    $  1,606,100    $  1,513,237
Cost of sales .......................................       401,247         445,226         557,646       1,148,840       1,008,386
                                                       ------------    ------------    ------------    ------------    ------------
Gross profit(2)(3)(4) ...............................       204,628         237,508         286,228         457,260         504,851
Selling, general and administrative expenses ........       123,489         146,061         187,224         413,214         382,954
Research, development and engineering expenses ......        27,589          42,931          36,218         141,335          80,107
Amortization of intangibles .........................        15,470          22,382          25,197          80,396          76,596
Royalty (income)-affiliates .........................        (5,188)         (5,539)         (6,463)         (7,117)             --
                                                       ------------    ------------    ------------    ------------    ------------
Operating income (loss)(2)(3)(4) ....................        43,268          31,673          44,052        (170,568)        (34,806)
Interest expense ....................................        14,724          13,225          24,721          37,341          36,705
Other (income) and expense, net .....................        (5,119)         (3,756)         (3,187)        (10,877)        (14,650)
                                                       ------------    ------------    ------------    ------------    ------------
Income (loss) before income taxes, minority interest,
extraordinary item and effect of accounting change ..        33,663          22,204          22,518        (197,032)        (56,861)
Provision (benefit) for income taxes(5) .............        12,742          (6,088)        (12,546)        (66,528)        (38,719)
                                                       ------------    ------------    ------------    ------------    ------------
Income (loss) before minority interest, extraordinary
item and effect of accounting change ................        20,921          28,292          35,064        (130,504)        (18,142)
Minority interest in (income) loss of subsidiaries ..        (3,428)         (3,870)         (3,820)        (16,084)        (15,144)
                                                       ------------    ------------    ------------    ------------    ------------
Income (loss) before extraordinary item and effect of
accounting change ...................................        17,493          24,422          31,244        (146,588)        (33,286)
Extraordinary item ..................................            --              --            (651)           (718)             --
Cumulative effect of change in accounting for income
taxes ...............................................         4,085              --              --              --              --
                                                       ------------    ------------    ------------    ------------    ------------

Net income (loss)(1)(2)(3)(4) .......................  $     21,578    $     24,422    $     30,593    $   (147,306)   $    (33,286)
                                                       ============    ============    ============    ============    ============
Income (loss) per share - basic:
Income (loss) before extraordinary item and effect of
accounting change ...................................  $        .88    $       1.04    $       1.34    $      (5.26)   $      (1.14)
Extraordinary items - ...............................            --              --            (.03)           (.02)             --
Cumulative effect of change in accounting for income
taxes ...............................................           .21              --              --              --              --
                                                       ------------    ------------    ------------    ------------    ------------
Net income (loss)(1)(2)(3)(4) .......................  $       1.09    $       1.04    $       1.31    $      (5.28)   $      (1.14)
                                                       ============    ============    ============    ============    ============
Weighted average shares outstanding .................    19,866,000      23,400,000      23,400,000      27,886,000      29,202,000
Income (loss) per share - diluted:
Income (loss) before extraordinary item and effect of
accounting change ...................................  $        .88    $       1.04    $       1.33    $      (5.26)   $      (1.14)
Extraordinary items - ...............................            --              --            (.03)           (.02)             --
Cumulative effect of change in accounting for income
taxes ...............................................           .21              --              --              --              --
                                                       ------------    ------------    ------------    ------------    ------------
Net income (loss)(1)(2)(3)(4) .......................  $       1.09    $       1.04    $       1.30    $      (5.28)   $      (1.14)
                                                       ============    ============    ============    ============    ============
Weighted average shares outstanding .................    19,872,000      23,430,000      23,470,000      27,886,000      29,202,000
Cash dividends ......................................  $        .53              --              --              --              --
                                                       ============    ============    ============    ============    ============

                                                                                         Year Ended December 31,
                                                                  ------------------------------------------------------------------
                                                                     1993          1994          1995          1996          1997
                                                                  ----------    ----------    ----------    ----------    ----------
Balance Sheet Data
Working capital(7) ...........................................    $  148,443    $  184,523    $  202,319    $  202,319    $  306,417
Total assets .................................................       579,650       924,006     1,168,825     2,184,694     1,938,153
Long-term debt (including current maturities and notes
payable) .....................................................       161,519       331,224       318,550       701,959       618,703
Shareholders' equity .........................................       227,449       251,318       277,001       258,736       206,985

Other Data
Bookings .....................................................    $  618,000    $  686,000    $  870,000    $1,626,000    $1,486,000
Backlog ......................................................       505,000       542,000       481,000       918,000       744,000
EBITDA(6) ....................................................        77,299        95,258       118,308       178,021       135,399
Depreciation .................................................        16,870        19,637        23,181        44,576        42,416
Capital expenditures .........................................        17,218        21,732        18,311        36,896        36,207


----------------
(1) The cumulative effect of the Company's adoption on January 1, 1993 of Statement of Financial Accounting Standard (SFAS) 109, "Accounting for Income Taxes," was to increase net income by $4,085 for the year ended December 31, 1993.

(2) The consolidated income statement data for 1994 includes the operations of F&P since its acquisition as of August 25, 1994. In connection with the acquisition of F&P and the related integration of its operations, the Company recorded nonrecurring charges of $24,984, before income taxes, and $15,300, after income taxes (or $0.65 per share). The non-cash portion of these charges include $7,600 of purchased in-process research and development; $4,800 representing the fair value of acquired inventory that was sold over its replacement cost; and $3,304 for the write-down of certain technology made redundant. The remaining costs totaling $9,280 include severance and related benefits, facility closures and costs associated with terminated personnel. Gross profit, operating income, net income and earnings per share were thus reduced by $8,321, $24,984, $15,300, and $0.65 per share, respectively, as a result of nonrecurring charges in connection with the acquisition and related integration.

(3) The consolidated income statement data for 1996 includes the operations of H&B since its acquisition as of January 2, 1996. In connection with the acquisition of H&B and the related integration of its operations, the Company recorded nonrecurring charges of $258,487, before income taxes, and $186,881 after income taxes (or $6.70 per share). The non-cash portion of these charges include $56,752 for purchased in-process research and development, $108,592 representing the fair market value of inventory over replacement cost of inventory and $38,351 for the write-down of impaired intangible assets. The remaining costs include $18,601 of other costs incurred pursuant to restructuring programs undertaken primarily to consolidate and integrate the combined operating and business functions and $36,191 of costs associated with integration activities, principally employee related costs. Gross profit, operating income, net income and earnings per share were thus reduced by $128,723, $257,728, $186,881, and $6.70 per share, respectively, as a result of nonrecurring charges in connection with the acquisition and related integration.

(4) In connection with the H&B integration and the 1997 restructuring activity, the Company recorded non-recurring charges of $79,427 before income taxes and $53,635 after income taxes (or $ 1.84 per share). The non-cash portion of these charges includes a $38,247 write-off of impaired intangible assets. The remaining costs include $8,809 of costs incurred pursuant restructuring program undertaken primarily to consolidate operating and business functions and $32,371 of employee related costs. Gross Profit, Operating Income, Net Income and earnings per share were thus reduced by $20,464, $79,427, $53,635 and $1.84 per share.

(5) Provision (benefit) for income taxes includes a deferred tax benefit beginning in 1994 associated with a series of European tax rulings obtained during 1994. The primary element of these rulings is approximately $150,000 of tax deductions to be received over the subsequent 17 years, which have no corresponding pre-tax charge. Since January 1994, for accounting purposes, the Company had been recognizing the benefit of these deductions ratably over the six year life given to the underlying assets. In 1997 the Company wrote-off these assets and recorded the residual income tax benefit, net of a valuation reserve, amounting to $11,312.

(6) EBITDA represents income before interest expense, interest income, provision (benefit) for income taxes, extraordinary item, effect of accounting change, depreciation and amortization and non-recurring charges. In 1994, this amount excludes non-recurring charges in connection with the acquisition of Fischer & Porter and related integration of $24,984, before income taxes, and $15,300, after income taxes. In 1995, this amount excludes non-recurring charges in connection with the Fischer & Porter integration and the City of Detroit litigation of $12,475 before income taxes. The 1995 EBITDA also excludes an extraordinary charge of $1,050 before income taxes, and $651 after income taxes. In 1996, this amount excludes non-recurring charges in connection with the acquisition of H&B and related integration of $258,487 before income taxes, and $186,881 after income taxes. The 1996 EBITDA also excludes an extraordinary charge of $798 before income taxes, and $718 after income taxes. In 1997, this amount excludes non-recurring charges in connection with the H&B integration and restructuring charges of $79,427 before income taxes, and $53,635 after income taxes. EBITDA is not presented herein as an alternative measure of operating results or cash flow (in each case as determined in accordance with U.S. GAAP).

(7) Working Capital is defined as follows: Current Assets less Cash and Cash Equivalents minus Current Liabilities less Note Payable and Current Maturity of Long Term Debt.


Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations

     Incorporated herein by reference from the Company's 1997 Annual Report to Shareholders, pages 19-28. The discussion and analysis of the Company's financial condition and results of operations should be read in conjunction with the Cautionary Statement Pursuant to Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995 at forth on page 28 of the Company's 1997 Annual Report to Shareholders and the Company's Consolidated Financial Statements and the notes thereto on pages 29 through 53 of such Annual Report, which are also incorporated herein by reference.


Item 9A.  Quantitative and Qualitative Disclosures About Market Risk

     Not applicable.


Item 10.  Directors and Officers of Registrant


The members of the Supervisory Board of the Company at March 31, 1998 were as follows:

     Enrico Albareto is currently Chief Executive Officer of the Elsag Bailey Group of Companies of Finmeccanica. Mr. Albareto has served as Chairman of the Supervisory Board of the Company since 1993. He has been with the Elsag Group in various senior positions for over 35 years. Prior to his current position, Mr. Albareto was the Managing Director and Chief Executive Officer of Elsag Bailey S.p.A. Mr. Albareto serves on the Board of Directors of a number of subsidiaries of Finmeccanica.

     Giuseppe Bono is currently General Manager of Finmeccanica. He serves on the Board of Directors of several Italian Finmeccanica subsidiaries, such as Agusta, a helicopter manufacturing company, Alenia Spazio, a satellite manufacturing company, Ansaldo Trasporti, which operates in the rail and transportation fields and Elettronica, which operates in the field of electronic devices for defense. He has previously been the General Manager of the state-owned holding company EFIM and has also served in other positions including Managing Director of Aviofer Breda, General Manager of Sopal and Administration Director of Omeca, all Italian corporations.

     T. Kevin Dunnigan is currently Chairman of Thomas & Betts Corporation. Mr. Dunnigan has been with Thomas & Betts Corporation since 1962 serving in a variety of senior management positions. Thomas & Betts Corporation, a manufacturer of electrical and electronic connectors, components and related products, with its principal executive offices in Memphis, Tennessee, is listed on the NYSE. Mr. Dunnigan served as its President and Chief Executive Officer from 1985 to 1992 and from January 1992 to May 1997, he has served as Chairman and Chief Executive Officer. Mr. Dunnigan also serves on the Board of Directors of Lukens, Inc., a large specialty steel manufacturer, and C.R. Bard, Inc., a producer of health care products.

     Josef Felder joined H&B in 1978 as Deputy Chairman of the Management Board after having served as Vice President and General Manager for the European Material Handling Group of Clark Equipment. Mr. Felder was previously Chief Executive Officer and President of the Management Board of H&B. Following the acquisition by the Company of H&B from Mannesmann, Mr. Felder resigned his post as President of the Management Board of H&B. Mr. Felder is also Chairman of the Supervisory Board of Elexis GmbH.

     Bruno Musso is the former President of Ansaldo, a division of Finmeccanica. For over 25 years Mr. Musso was associated with the Ansaldo Finmeccanica group of companies serving in several different management positions. In 1987 he became Vice Chairman and Managing Director of Ansaldo S.p.A. With the suspension of nuclear power in Italy in 1987, Mr. Musso undertook the conversion of resources within Ansaldo, outlining a new industrial strategy to transform Ansaldo into one of the world's leading international companies in the thermo-electromechanical sector. He was appointed to the position of President in 1993 and later appointed President of Ansaldo Energia, Ansaldo Industria and Ansaldo Trasporti.

     Alberto Rosania is currently First Vice President Strategic Finance of Finmeccanica. Mr. Rosania has been with Finmeccanica for over twelve years. Prior to his current position, Mr. Rosania was First Vice President Planning and Control of Finmeccanica. He serves on the Board of Directors of a number of subsidiaries of Finmeccanica, including as Chairman of the Supervisory Board of Ansaldo Signal N.V., a manufacturer of railway signal and control equipment whose shares are quoted on NASDAQ. Mr. Rosania is also Director of CS Compagnie des Signaux S.A., a manufacturer of electronic systems and equipment, quoted on the Paris Stock Exchange.

     Alberto Rosania and T. Kevin Dunnigan serve on the Company's Audit Committee, which was established in December 1994.

     The term of office of Enrico Albareto, T. Kevin Dunnigan, Bruno Musso and Alberto Rosania, all elected as members of the Supervisory Board at the June 2, 1997 General Meeting of Shareholders, expires no later than at the first annual general meeting of the shareholders occurring after June 1, 2000. The term of office of Giuseppe Bono and Josef Felder as members of the Supervisory Board expires no later than the first annual general meeting of shareholders occurring after May 6, 1999.

     The sole member of the Board of Management is Vincenzo Cannatelli:

     Vincenzo Cannatelli is the Managing Director and Chief Executive Officer of the Company. He has also been the Managing Director and Chief Executive Officer of Elsag Bailey, Inc. since 1994. He was Group Executive Vice President of Elsag Bailey, Inc. from 1992 to 1993. In addition, Mr. Cannatelli serves on the Board of Directors of Concentra Corporation.

     The Board of Management is supported in its management of the Company by an Executive Committee consisting of the following:

     M.N. Zaharna is Group Executive Vice President and Chief Operating Officer. Mr. Zaharna has served as Senior Group Vice President--America, Pacific and the Far East and Group Vice President--Strategic Marketing and Technology for the Elsag Bailey group of companies since 1992. Mr. Zaharna has been with Bailey for over 25 years.

     Antonio Cavo is Group Executive Vice President. Mr. Cavo has served in this capacity since November 1997. From November 1994 to November 1997, he was Group Vice President--Europe, Africa and Middle East Operations. From mid-1993 to late 1994, he was Group Vice President--Americas, Pacific and Far East. From 1991 to mid-1993, Mr. Cavo was Vice President--European Sales and Marketing of Elsag. Mr. Cavo has been with the Company for over ten years.


         Uwe Alwardt is Group Vice President--Instrumentation. Mr. Alwardt has served in this capacity since December, 1996. He presently also serves as Managing Director of two German subsidiaries of the Company. From April 1995 to December 1996 he was a member of the Board of Hartmann & Braun AG and had been with H&B more than twenty years.

     Wolf Klinz is Group Vice President--Central/Eastern Europe. Mr. Klinz has served in this capacity since November 1996. He also serves as the Chief Executive Officer of H&B GmbH & Co. KG. Prior to joining the Company in 1996, Mr. Klinz was Chairman of Lurgi AG from 1994 to 1996 and a member of the Board of Management of Treuhandanstalt from 1990 to 1994.

     Garry Vail is Group Vice President--Analytics. Mr. Vail has held this position since 1997. Mr. Vail is also President and General Manager of Bomem, Inc., a subsidiary of the Company, which he has headed since its founding in 1973.

     Hartmut Wuttig is Group Vice President--Systems, a position he has held since 1997. Mr. Wuttig who has been with H&B for 25 years, had been working in Marketing and R&D Systems for the prior seven years.

     Other group staff includes the following:

     Robert Edin is Vice President of the Company and Chief Financial Officer of EBPA Hartmann & Braun GmbH. Prior to joining the Company in January 1996 he served in various management positions with H&B for over ten years.

     Christopher M. Farage is Director--Investor Relations. Dr. Farage joined the Company in this role in 1996. Previously, he served in a variety of management positions for British Petroleum plc.

     Carlo Ferro is Vice President--Strategic Planning and Group Controller. Mr. Ferro joined the Company in 1996 as Vice President - Strategic Planning and Business Development and assumed his present position in February 1998, having previously served in several management positions with Finmeccanica since 1992.

     Jean-Paul Marie is Vice President, Treasury. Mr. Marie joined the Company in 1990. He has previously served as Group Controller--Americas, Asia Pacific and the Far East as well as the Chief Financial Officer of Elsag Bailey France. Prior to joining the Company, Mr. Marie was a controller for Schlumberger Limited.

     David W. Norgard is Group Vice President--Human Resources. Mr. Norgard has held this position since 1994. Prior to that time he served as Vice President--Human Resources of Elsag Bailey, Inc. from 1991.

     Mark V. Santo is Group Vice President and General Counsel of the Company and Secretary of the Board of Management. He has held that position since 1996. Mr. Santo joined Elsag Bailey, Inc. as Legal Counsel in April 1990.

Item 11. Compensation of Directors and Officers

     Members of the Supervisory Board who are affiliated with Finmeccanica are compensated by Finmeccanica. Members of the Supervisory Board who are not affiliated with Finmeccanica are paid an annual remuneration of $20,000 for their services (plus an additional $1,000 per meeting for a member's service on the Audit Committee) and reimbursement of reasonable expenses in connection with such services.

     In 1997, the aggregate cash compensation of the Managing Director, members of the Executive Committee and the other group staff identified above, as a group, paid or accrued by the Company and its subsidiaries, was $3,012,259. Of this amount, $485,088 was paid or accrued as bonuses under the Executive Incentive Plan which provides for the payment of short-term and long-term bonuses based upon incentive targets established by the Management Board on an annual basis.

     The Company has implemented a discounted employee stock purchase plan ("Stock Purchase Plan") which enables employees to purchase Common Shares of the Company through a payroll deduction. As a result of employer contributions, cost of the stock to the employee is at a 10% discount from the trading price of the stock on the day it is purchased (expected to be the last day of the month). Employees who hold the stock for two years are given additional shares equal to 5% of the shares held for such two-year period. Shares held in the Stock Purchase Plan are subject to a voting proxy in favor of an officer of the Company while such shares remain in the plan.

     Elsag Bailey, Inc. has a tax-qualified retirement savings plan (the "401(k) Plan") covering all of the salaried employees of Elsag Bailey, Inc. and its subsidiaries. Participating employees may elect to reduce their current compensation on a pretax basis by up to the statutorily prescribed annual limit ($9,500 in 1997; $10,000 in 1998) and have the amount of such reduction contributed to the 401(k) Plan. Participating employees may also make after-tax contributions. The Company makes matching contributions up to 6% of each participating employee's compensation for the year. In addition, the Company in its discretion may each year make a "performance incentive contribution" with respect to all or any group of participating employees as are designated by the Company, which it will determine on the basis of the Company's or specific operating unit's financial performance and success in meeting its business commitments for the year. A special contribution also may be made by the Company with respect to each participating employee who, on January 1, 1990, was age 45, had completed ten years of service and became a participating employee in the 401(k) Plan. The special contribution is 1% of the participating employee's annual compensation and is expected to be made by the Company each year, commencing with 1990, until the number of years that the contribution has been made is equal to the participating employee's years of prior service with the Company as of January 1, 1990. In 1997, Elsag Bailey, Inc. made matching and discretionary contributions to the accounts of five members of the Executive Committee and the other group staff identified above in the aggregate amount of $45,400.


     In addition to the 401(k) Plan, the Company maintains an excess defined contribution plan (the "Supplemental Plan") for certain select executives of the Company who are participants in the 401(k) Plan and the Company's deferred compensation plan contributing at least 6% and 2% of their compensation, respectively, and whose annual compensation is in excess of a statutorily prescribed annual amount.

     Under the Supplemental Plan, the Company makes a contribution in an amount equal to the participating executive's contribution up to a maximum of 6% of such individual's base pay in excess of the statutorily prescribed limit referred to in the previous sentence. Amounts contributed by the Company vest to the participant in accordance with the vesting schedule provided in the 401(k) Plan. In 1997, the Company made contributions to the Supplemental Plan to the accounts of two members of the Board of Management, the Executive Committee and the other group staff identified above in the aggregate amount of $34,065.

     The Managing Director, the members of the Executive Committee and the other group staff identified above were also covered in 1997 under certain group life and medical insurance programs provided by the particular company by which they were employed. The aggregate additional amount set aside by the Company in 1997 to provide pension, retirement or similar benefits (excluding statutory social security programs) for the Managing Director, the members of the Executive Committee and the other group staff identified above as a group was approximately $193,849. As of March 31, 1998, the Managing Director, the members of the Executive Committee and the other group staff identified above have been granted options to purchase 588,250 Common Shares under the Company's Stock Incentive Plan, of which options for 106,650 Common Shares are currently exercisable. Options granted in 1993 and certain options granted in 1994 are exercisable over five years. The remaining options vest at the end of ten years; however, they may become exercisable upon attainment of specific performance goals. In December 1997, approximately 239,000 options granted to such officers in 1996, 1995 and 1994 at prices ranging from $23.68 to $27.50 were canceled and 179,250 options granted in their place at the then fair market value of $14.81. The date of grant, purchase price and expiration dates of the options granted to such officers to date and outstanding are summarized in the table below:

Grant Date                              Number of Options           Exercise Price           Expiration Date
----------                              -----------------           --------------           ---------------
November 18, 1993.....................             90,000             $ 19.00                  November 18, 2003
March 14, 1994........................             22,500             $ 14.8125                March 14, 2004
July 20, 1994.........................             35,250             $ 14.8125                July 20, 2004

December 8, 1994......................             37,500             $ 14.8125                December 8, 2004
December 21, 1995.....................             75,000             $ 14.8125                December 21, 2005
January 4, 1996.......................              9,000             $ 14.8125                January 4, 2006
December 17, 1996.....................            162,000             $ 17.25                  December 17, 2006
December 18, 1997.....................            157,000             $ 14.8125                December 17, 2007


Item 12. Options to Purchase Securities from Registrant or Subsidiaries

     As of March 31, 1998, the Company has reserved 1,000,000 Common Shares for issuance under stock options which may be granted under its Stock Incentive Plan, of which 726,250 Common Shares are subject to currently outstanding options granted under such plan. The Company has filed a registration statement on Form S-8 with regard to the Common Shares issuable under its Stock Incentive Plan, by virtue of which Common Shares issued thereunder generally will be transferable without restriction. For further discussion concerning the grant dates, exercise prices and expiration dates of such options, see Item 11 above.


Item 13. Interest of Management in Certain Transactions

     In the ordinary course of business, the Company and Finmeccanica or affiliates of Finmeccanica have from time to time entered into various business transactions and agreements, and the Company and Finmeccanica or affiliates of Finmeccanica may from time to time enter into additional transactions and agreements in the future. See Note 17 of the Notes to the Consolidated Financial Statements of the Company incorporated by reference from the Company's 1997 Annual Report to Shareholders. Since January 1, 1995, the Company has used Finmeccanica facilities and personnel for certain administrative functions, for which the Company reimbursed Finmeccanica. These transactions, agreements and arrangements have been and are expected to be continued on terms which in the aggregate are not materially different from those which generally could be obtained from unrelated third parties through negotiations on an arm's-length basis. It is possible that potential conflicts of interest could arise between the Company and Finmeccanica in the future. The following is a summary of the material agreements, arrangements and transactions between the Company and Finmeccanica or its affiliates.

     Acquisition of Italian Licensee; Prior Relationship. On December 30, 1996 the Company acquired from Finmeccanica the assets of the Italian Licensee, a division of Finmeccanica which operated as a licensee of the Company in Italy. The Company issued to Finmeccanica 1.3 million Common Shares and assumed $13 million of debt as part of such acquisition. Prior to the acquisition, the Italian Licensee paid the Company royalties of $7.1 million and $6.5 million in 1996 and 1995, respectively, related to the license of certain technology of the Company. The Italian Licensee was charged by the Company an aggregate of

$585,000 and $739,000 in 1996 and 1995, respectively, as its allocable share for certain management and sales and administrative services performed on its behalf. There were also purchases and sales of products between the Italian Licensee and the Company.

     Purchases and Sales

     In 1997, 1996 and 1995, the Company made sales to certain Finmeccanica operating subsidiaries of $50.1 million, $42.5 million and $19.8 million, respectively. The Company's purchases from Finmeccanica's operating subsidiaries were $0.9 million, $8.5 million and $9.8 million in 1997, 1996 and 1995, respectively.

     Cofiri Credit

     The Company entered into a credit facility dated February 19, 1998 with Compagnia Finanziamenti e Rifinanziamenti - Cofiri S.p.A. ("Cofiri") providing for a line of credit in the amount of $150 million ( or the equivalent in Deutsche Marks or Yen) which expires April 30, 1999, at which time all amounts then outstanding thereunder become due and payable ("Cofiri Credit"). Cofiri is a wholly-owned subsidiary of IRI. The Cofiri Credit, which the Company drew down in full on February 27, 1998, provides for interest at 1.15% in excess of the London Interbank Offered Rate (LIBOR). The Cofiri Credit is terminable, and all amounts outstanding thereunder payable on demand, upon the occurrence of certain events including payment or other performance defaults, a cross default for non-payment of at least $10 million, the Company experiencing a material adverse change or Finmeccanica ceasing to own at least 51% of the Company's share capital. Reference is made to Exhibit 3 to the Company's filing on Form 6-K dated March 4, 1998 for the full text of the agreement governing the Cofiri Credit.

     Credit Support

     Finmeccanica has historically guaranteed certain obligations of the Company and its operating units in the form of letters of credit or guarantees, or provided comfort letters, in respect of certain short-term and long-term credit facilities. Since January 1, 1995, Finmeccanica's only support for the Company's borrowings and letters of credit has been a comfort letter to support the Cofiri Credit. Finmeccanica has no obligation to continue to provide credit support to the Company and no assurance can be given that the Company would be able to refinance the B of A Credit maturing in January 1999 or the Cofiri Credit maturing in April 1999 without such support. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Liquidity and Capital Resources" incorporated by reference from the Company's 1997 Annual Report to Shareholders.

     Bonding Support

     Since January 1, 1995, the utilization of Finmeccanica's resources to support the Company's bonding requirements has been limited to guaranteeing performance bonds related to one large system contract of the Company with an initial contract value of $134 million and certain other bonds currently totaling $94 million. Finmeccanica has no obligation to continue to provide such support to the Company. No assurances can be given that the Company would be able to satisfy its bonding requirements on terms substantially as favorable as those previously obtained with the assistance provided by Finmeccanica if Finmeccanica discontinued providing such assistance. The Company incurred an expense of $1,025,000, $929,000 and $860,000, payable to Finmeccanica in 1997, 1996 and 1995, respectively, for such bonding support.

     Insurance

     The Company purchases certain insurance coverage in conjunction with other affiliates of Finmeccanica on a pooled risk basis (whereby claims of the participating companies are aggregated for purposes of determining covered amounts), at rates and on terms which the Company believes are generally comparable to those which it would otherwise have been able to obtain. None of Finmeccanica, any insured or the relevant insurer is under any obligation to continue to participate in such arrangement.

     Supervisory Board

     Four of the six current members of the Company's Supervisory Board are officers of Finmeccanica.

     Registration Rights Agreement

     Under a Registration Rights Agreement between the Company and Finmeccanica, the Company has agreed to file, upon the request of Finmeccanica, up to three more registration statements under the U.S. Securities Act of 1933, to permit Finmeccanica to offer and sell any Common Shares that Finmeccanica may hold. Subject to certain conditions, the Company has also granted Finmeccanica the right to include its Common Shares in any registration statements covering offerings of Common Shares by the Company. In either case, the Company will pay all costs of any such registered offering other than underwriting commissions, discounts and expenses and transfer taxes attributable to the shares sold on behalf of Finmeccanica. The Company will indemnify Finmeccanica, and Finmeccanica will indemnify the Company, against certain liabilities in respect of any registration statement or offering covered by such Registration Rights Agreement. The rights of Finmeccanica under such Registration Rights Agreement are transferable to entities included within the Finmeccanica consolidated group.

PART II

Item 14. Description of Securities to be Registered

         Not applicable.


PART III

Item 15. Defaults Upon Senior Securities

         None.

Item 16. Changes in Securities and Changes in Security for Registered Securities

         None.

PART IV

Item 17. Financial Statements

     The Company has responded to Item 18 in lieu of responding to Item 17.

Item 18. Financial Statements

     Reference is made to Item 19(a) for a list of all financial statements filed as part of this annual report.

Item 19. Financial Statements and Exhibits

     (a) Index of Financial Statements, Financial Statement Schedules

     The following Consolidated Financial Statements including the notes thereto included in the Company's 1997 Annual Report to Shareholders, which immediately follows, are incorporated herein by reference. With the exception of the pages listed below from the Company's 1997 Annual Report to Shareholders and the items referred to in Item 3 and Item 9 of this Annual Report, the 1997 Annual Report to Shareholders of the registrant is not to be deemed filed as part of this Annual Report.

Page(s) in 1997
Annual Report
to Shareholders
---------------
I.       The Company
Consolidated Financial Statements:
Consolidated Statement of Income for the Years
     Ended December 31, 1997, 1996 and 1995.......................................................................29
Consolidated Balance Sheet as of December 31, 1997 and 1996.......................................................30
Consolidated Statement of Changes in Shareholders'
         Equity for the Years Ended December 31, 1997,

     1996 and 1995................................................................................................31
Consolidated Statement of Cash Flows for the Years
     Ended December 31, 1997, 1996 and 1995.......................................................................32
Notes to Consolidated Financial Statements.....................................................................33-52
Report of Independent Accountants (as to Consolidated
     Financial Statements)........................................................................................53


Page(s) in this
Annual Report
on Form 20-F
------------
Financial Statement Schedule:
Report of Independent Accountants (as to Financial Statement Schedule)...........................................F-1
Schedule II--Valuation and Qualifying Accounts for the Years Ended
     December 31, 1997, 1996 and 1995............................................................................F-2


(b) Index to Exhibits

 Exhibit
 Number           Description
 -------          -----------
      2           (a) Consent of Price Waterhouse LLP

                  (b) 1997 Annual Report to Shareholders - pages 18 through 53. (The Company's entire 1997 Annual Report to Shareholders is available at the Company's website at www.ebpa.com.)

     The Registrant agrees to furnish a list of its subsidiaries including, as to each subsidiary, its country or other jurisdiction of incorporation or organization, its relationship to the Company and the percentage of voting securities owned or other basis of control by its immediate parent, if any, to the Securities and Exchange Commission.

                                  SIGNATURES


         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                           ELSAG BAILEY PROCESS AUTOMATION N.V.
                           (REGISTRANT)

                           By:  /s/  Vincenzo Cannatelli
                               ---------------------------------
                                     Vincenzo Cannatelli
                               Managing Director and Chief
                                     Executive Officer

May 14, 1998

                      Report of Independent Accountants on
                          Financial Statement Schedule



To the Supervisory Board
of Elsag Bailey Process Automation N.V.

Our audits of the consolidated financial statements referred to in our report dated March 3, 1998 appearing on page 53 of the 1997 Annual Report to Shareholders of Elsag Bailey Process Automation N.V. ("Company") (which report and consolidated financial statements are incorporated by reference in this Annual Report on Form 20-F) also included an audit of the Financial Statement Schedule listed in Item 19(a) of this Form 20-F. In our opinion, this Financial Statement Schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.






PRICE WATERHOUSE LLP
Cleveland, Ohio

March 3, 1998

ELSAG BAILEY PROCESS AUTOMATION N.V.


SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS

(Amounts in thousands)

                                                     Balance at      Additions                                            Balance at
                                                    beginning of     charged to    Deductions                Translation    end of
                    Classification                     period         expense    from reserves    Other       adjustment    period
====================================================================================================================================
Deducted from assets to which they apply:
Accounts Receivable Allowance:
     Year ended December 31, 1997                     $ 17,366       $  4,937      ($ 5,338)         --        ($ 1,445)    $ 15,520
     Year ended December 31, 1996                     $  6,827       $  3,549      ($ 3,690)    $11,242 (3)    ($   582)    $ 17,366
     Year ended December 31, 1995                     $  5,325       $  2,488      ($ 1,383)       $331 (1)     $    66     $  6,827
Valuation allowance on deferred tax assets:
      Year ended December 31, 1997                    $ 28,541       $ 22,202      ($ 1,193)         --              --     $ 49,550
      Year ended December 31, 1996                    $ 31,625       $  3,316      ($17,058)    $10,658 (3)          --     $ 28,541
      Year ended December 31, 1995                    $ 30,646       $  2,927      ($ 3,088)     $1,140 (2)          --     $ 31,625

(1)  Represents the Fluid Data acquired balance.

(2)  Represents the Fischer & Porter acquired balance.

(3) Represents the Hartmann & Braun acquired balance. Refer to Note 3--"Acquisition" of the Notes to the Consolidated Financial Statements included in the 1997 Annual Report to Shareholders for additional discussion on the Hartmann & Braun acquisition.